AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON November 4, 1998

                          Registration No. 333-48165
                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                         AMENDMENT NO. 2 TO FORM SB-1

                            REGISTRATION STATEMENT

                                    UNDER

                          THE SECURITIES ACT OF 1933

                                  AWG, Ltd.

                (Name of small business issuer in its charter)

    NEVADA                      2084                         38-0685631
(State or other              (Primary Standard            (I.R.S. Employer
jurisdiction                   Industrial                   Identification
of incorporation              Classification Code                 Number)
or organization)                  Number

                             4162 Big Ranch Road
                                Napa, CA 94558
                                (707) 259-6777

      (Address and telephone number of principal executive offices and principal place of business)

                              JOSEPH E. ANTONINI
                                   CHAIRMAN
                                  AWG, Ltd.
                             1800 West Maple Road
                                Troy, MI 48084
                                (248) 614-3880

          (Name, address and telephone number of agent for service)


                                  COPIES TO:
Michael J. Eizelman, Esq.                             Ronald J. Brescia, Esq.
Lawrence S. Jackier, Esq.                               Doros & Brescia, P.C.
Jackier, Gould, Bean,                             1140 Avenue of the Americas
   Upfal & Eizelman                                      Penthouse 22nd Floor
1533 North Woodward                                        New York, NY 10036
Suite 250                                                      (212) 921-0550
Bloomfield Hills, MI 48304
(248) 642-0500


       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:


As soon as practicable after this Registration Statement becomes effective.


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. /x/

If the Form is filed to register additional securities for an Offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list Securities Act registration statement number of the earlier effective registration statement for the same Offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. / /

                       CALCULATION OF REGISTRATION FEE




                                                 PROPOSED MAXIMUM       PROPOSED MAXIMUM
 TITLE OF EACH SERIES        AMOUNT TO BE        OFFERING PRICE PER     AGGREGATE OFFERING         AMOUNT OF
     OF SECURITIES            REGISTERED         SHARE (1)              PRICE (1)             REGISTRATION FEE (1)
---------------------        -------------       ------------------     ------------------    ----------------------
Series A 6%, Par               1,000,000                 $10                $10,000,000              $2,950
Value $.001 Preferred
Stock

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE THE FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                  AWG, Ltd.

                  CROSS REFERENCE SHEET SHOWING LOCATION IN

                      PROSPECTUS OF PART I OF FORM SB-1



     HEADING                                 CAPTION OR LOCATION IN PROSPECTUS
     -------                                 ---------------------------------

1.    Inside Front and Outside
       Back Cover Pages of
       Prospectus  . . . . . . . . . . . . . Inside Front Cover Page;
                                             Outside Back Cover Page

2.    Significant Parties . . . . . . . . . .Prospectus Summary;
                                             The Company; Risk Factors

3.    Relationship with Issuer of
       Experts Named in
       Registration Statement . . . . . . . .N/A

4.    Selling Security Holders . . . . . .  .Principal Stockholders

5.    Changes in and Disagreements
      with Accountants  . . . . . . . . . .  N/A

6.    Disclosure of Commission
       Position on Indemnification
       for Securities Act Liabilities . . . .Management Relationships,
                                             Transactions and Remuneration

7.    Executive Compensation . . . . . . . . Management Relationships,
                                             Transactions and Remuneration

8.    Financial Statements . . . . . . . . . Consolidated Financial Statements


                                  AWG, LTD.

                 1,000,000 Shares of Series A Preferred Stock




         Of the 1,000,000 shares (the "Shares") of Series A 6% Preferred Stock (the "Preferred Stock") offered hereby, 500,000 shares are being offered by the Underwriters with the net proceeds payable to AWG, Ltd.
("AWG" or the "Company"). An additional 500,000 shares of Preferred Stock are being registered on behalf of a single stockholder who cannot sell his shares for a period of 13 months subsequent to the effective date of this offering. It is currently estimated that the initial public offering price per share of Series A 6% Preferred Stock will be $10. Any ultimate sale of the additional 500,000 shares of Preferred Stock may depress the price of the Preferred Stock as it is offered into the Market, whether or not all of such shares are actually sold.

         The Company has two classes of stock, the Preferred Stock which is offered hereby and Common Stock. Holders of the Preferred Stock do not have voting rights except as may be required by applicable law. The holders of the Common Stock are entitled to 1 vote per share. Other than with respect to shares held by officers, directors and affiliates, the Preferred Stock and the Common Stock will be freely transferrable. The Preferred Stock will entitle the holders thereof to a Cumulative Preferred Annual Return of 6% per annum payable in additional shares of Preferred Stock in an amount equivalent to 6% of the number of shares of Preferred Stock registered in the name of each of the holders as of the close of business on December 31 of each year (the "Record Date"), which shall be issued to each holder within thirty (30) days after the Record Date and will have a preference upon liquidation of the Company in the amount of $10 per share. Other than for the foregoing, the Preferred Stock will not share in any profits of the Company. The Company may not redeem the Preferred Stock except at such price and upon such terms as may be agreed upon by the Company and shareholders owning a majority of the outstanding shares of Preferred Stock. No sinking fund has or will be established to fund the Company's redemption obligations. INVESTORS SHOULD BE AWARE THAT AS A RESULT OF THE FOREGOING, THEY WILL NOT BE ENTITLED TO ANY CASH DISTRIBUTIONS WHATSOEVER FROM THE COMPANY UNTIL SUCH TIME AS THE COMPANY IS LIQUIDATED, SOLD OR THE SHARES OF PREFERRED STOCK ARE REDEEMED BY THE COMPANY.

         Prior to this Offering, there has been no public market for the Preferred Stock of the Company. The Common Stock of the Company is traded in the Apink sheets" under the trading symbol "VINE".

         All expenses of this Offering including the expenses of the selling security holder will be borne by the Company other than any commissions payable to the Underwriters with respect to shares sold by the selling security holder.

SEE "RISK FACTORS" beginning on page 5 for a discussion of certain risks that should be considered by prospective purchasers of the Preferred Stock.


The Company intends on offering the securities in the states of California, Connecticut, Florida, New Jersey, New York and Ohio.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                               1Underwriting
                       Price To Public         Discounts and Commissions       2Proceeds To Company
                       ---------------         -------------------------       --------------------
Per Share              $       10                        1                               9

Total 3                $5,000,000                 $500,000                      $4,500,000



If Shares of Preferred Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and delivery by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the Shares will be ready for delivery in New York, New York on or about , 1998 against payment therefore in immediately available funds.


1 Excludes 2% non-accountable expense allowance payable by the Company to the Underwriters. Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution."

2 Before deducting offering expenses payable by the Company estimated to be at $282,000 including, among other expenses, legal and accounting fees, printing, mailing, and marketing expenses. This is in addition to fees and expenses payable to the Underwriters as set forth in Footnote 1 above.

3 The Company has granted the Underwriters an option for 45 days to purchase up to an additional 75,000 shares of Preferred Stock at the initial public offer price per share, less the underwriting discount, solely to cover over-allotments. If such options are exercised in full, the total initial public offering price underwriting discount and proceeds to the Company will be $5,750,000, $575,000 and $5,175,000. See "Plan of Distribution."

KLEIN MAUS AND SHIRE               J. P. TURNER



                    The date of this prospectus is , 1998.

        AWG, Ltd. is not a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Company will become subject to Section 15(d) of the Exchange Act for at least one (1) year following the Effective Date of the Offering and will be required to provide security holders with such annual and quarterly reports as required under the Exchange Act.

        The Company has filed with the Securities and Exchange Commission (the "Commission"), a registration statement on Form SB-1 pursuant to the rules and regulations under the Securities Act of 1933, as amended, in connection with the shares offered hereby. This prospectus omits certain information contained in the registration statement and reference is hereby made to the registration statement and exhibits thereto for further information with respect to the Company and the shares to which the prospectus relates. A copy of the registration statement may be obtained from the public reference section of the Commission at: Judiciary Plaza, 450 5th Street, N.W., Washington, D.C. 20549; and at the Commission's Regional Office located at: 1400 Citicorp Center, 500 West Madison Street, Chicago, IL 60661 upon payment of prescribed fees. In addition, the Commission maintains a web site on the Internet at the address http://www.sec.gov that contains reports, proxy information statements and other information regarding registrants that file electronically with the Commission.

                                  AWG, LTD.

               (Exact name of Company as set forth in Charter)


Type of securities offered: Series A 6% Preferred Stock


Maximum number of securities offered on behalf of the Company:  500,000 shares

Price per security:  $10 per share
Total proceeds:    If maximum sold:   $5,000,000


In addition to the foregoing, 500,000 shares will be registered for the account of a single shareholder who currently owns 500,000 shares of Series A 6% Preferred Stock. (See Question 37)


(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering?
[x] Yes  [ ] No

If yes, what percent is commission of price to public?  10%.

Is there other compensation to selling agent(s)? [x] Yes [ ] No

Is there a finder's fee or similar payment to any person?[ ] Yes [x] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No
(See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR INVESTMENT IN ITS ENTIRETY. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

INVESTORS SHOULD BE AWARE THAT UNDER PRIOR MANAGEMENT, THE COMPANY SOLD SECURITIES IN VIOLATION OF FEDERAL AND STATE SECURITIES LAWS. AS A RESULT, IT IS POSSIBLE THAT PROCEEDS FROM THIS OFFERING COULD BE USED TO SATISFY ANY COMPANY LIABILITIES THAT MAY ARISE AS A RESULT OF SUCH VIOLATIONS. AS OF THE DATE OF THIS PROSPECTUS, NO INVESTOR HAS INSTITUTED ANY ACTION AGAINST THE COMPANY NOR HAS ANY SUCH THREAT BEEN COMMUNICATED TO THE COMPANY.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:
      [  ]         Has never conducted operations.
      [  ]         Is in the development stage.
      [x ]         Is currently conducting operations.
      [  ]         Has shown a profit in the last fiscal year
      [  ]         Other (Specify):---------------------------
                          (Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State                  State File No.                          Effective Date
-----                  --------------                          --------------


-----------------------------------------------------------------------------


-----------------------------------------------------------------------------


-----------------------------------------------------------------------------

                                 THE COMPANY

1.      Exact corporate name:  AWG, Ltd.

        State and date of incorporation: Nevada, June 7, 1995

        Street address of principal office:  4162 Big Ranch Road
                                             Napa, California 94558

        Company Telephone Number:  (707) 259-6777 or (248) 614-3880

        Fiscal year:   December             31
                       --------           ----
                     (month)             (day)

        Person(s) to contact at Company with respect to offering:
                              Joseph E. Antonini
                              Mack H. Jennings

        Telephone Number (if different from above): (   ) _________
                                                    -----

                                 RISK FACTORS

2. List in order of importance the factors which the Company considers to be the most substantial risks to an investor in this Offering in view of all of the facts and circumstances or which otherwise make the Offering one of high risk or speculative


Lack of Profitability; Receipt of Going Concern Emphasis Paragraph From Deloitte & Touche, LLP. As of the date of this Offering, the Company has not yet realized a profit from operations. Moreover, the Company's auditors, Deloitte & Touche, LLP issued an opinion with an emphasis paragraph in connection with its 1997 audit of the Company related to the Company's ability to continue as a going concern based upon working capital deficiency, limited capital resources, ongoing cash flow deficits and violations of federal and state securities laws which occurred under prior management. (See Question 45) While the Company believes that it will eventually achieve profitability, it expects to realize additional near-term losses as it attempts to expand its operations. There can be no assurance that the Company will ever succeed in expanding its operations and sales or in limiting its expenses to the extent necessary to achieve profitability.

Dependence Upon Offering. Wine making is a capital intensive business and the Company presently has limited working capital. As the Company expands its product lines and sales according to its development plan, the Company can expect to incur additional expenses and capital costs to replant vineyards, build inventory and acquire equipment and facilities for products which may not reach the market for one to three years. Moreover, the Company may require additional capital as cash flow deficits may continue beyond expected time periods. There is no assurance the Company will be able to obtain financing when required or that such financing will be available on terms acceptable to the Company. Should the necessary additional financing not be available, the Company may elect to: (i) reduce expansion to a level consistent with the net proceeds from this Offering; or (ii) seek additional capital from alternative sources.

Possible Violations of Federal and State Securities Laws By Prior Management. Under prior management, during the period from March 5, 1996 through November 27, 1996, the Company sold shares of its Common Stock to three (3) consultants retained by the Company as well as to approximately seven (7) investors not affiliated with the Company. The aggregate amount raised from such sales was approximately One Million Three Hundred Sixty Thousand Dollars ($1,360,000). The securities were not registered. Moreover, it appears that no federal exemption was available for such sales and that such sales may have also violated the laws of one or more states including, California. The Company is not currently able to determine what exposure, if any, the Company has in connection with such sales. Any potential liabilities to investors who acquired the shares of the stock of the Company could result in a significant portion of the proceeds of this Offering being utilized to satisfy such liabilities. As of the date of this Prospectus, no investor has instituted any action against the Company nor has any such threat been communicated to the Company. (See Question 45)

Distribution of Product. The Company currently sells its product principally to distributors for resale to retail outlets and restaurants. These channels of distribution have recently gone through rapid change including the consolidation of many of the distributors. This decrease in distributors lessens the number of distribution alternatives and decreases individual distributor's attention to smaller brand names. The Company has no written contracts with any of its distributors. There can be no assurance that the Company's distributors and retailers will continue to purchase the Company's products or provide the Company's products with adequate levels of promotional support.

Dram Shop Liability. The serving of alcoholic beverages to a person known to be intoxicated may, under certain circumstances, result in the server being held liable to third parties for injuries caused by the intoxicated customer. The Company will serve wine to customers. If an intoxicated customer is served wine and subsequently injures someone, the Company may be held liable for damages to the injured persons. The Company has host liquor liability insurance coverage as part of its General Liability Insurance and will maintain such coverage as long as the premiums remain financially reasonable. The aggregate limit under such insurance is $5,000,000. However, the Company is unable to make any prediction as to whether the premiums will remain financially reasonable in the future. A large damage award against the Company, if not adequately covered by insurance, could adversely affect the Company's financial position and, perhaps, jeopardize its ability to operate.

Dependence on Key Personnel. The Company's success will be heavily dependent upon the efforts of Mr. Mario Andretti and Mr. Joseph Antonini, both of whom are contributing their efforts at modest compensation. The Company's marketing strategy is dependent in large part on Mr. Andretti and his continued association with the Company. In the event that Mr. Andretti left the Company for any reason, it would have a materially adverse impact on the Company's marketing strategy and its ability to sell its products. Mr. Antonini has been instrumental in designing the Company's current financial, operational and marketing strategy and is instrumental in its ongoing implementation. In the event that Mr. Antonini for any reason discontinued his relationship with the Company, it would have a materially adverse impact on the ability of the Company to achieve its stated goals. Finally, the Company is dependent to a certain degree on its wine maker Robert Pepi. While the Company believes that other wine makers are available at similar compensation and at relatively similar levels of competence, the loss of Mr. Pepi would have a material short term adverse impact on the Company. The Company currently has a Licensing Agreement in place with Mr. Andretti. However, the Company does not have written Agreements with Mr. Antonini or Mr. Pepi. (See Questions 39 and 40)

Lack of Director and Officer Liability Insurance. The Company has provisions in its Bylaws providing indemnification by the Company to all directors and officers to the maximum extent permitted under applicable law, including the advancement of expenses incurred by a director or officer in any law suit in which they may be involved. In addition, the Company's Bylaws contain provisions limiting a director's liability for monetary damages for breach of fiduciary duty, except in circumstances involving certain wrongful acts. The cost associated with indemnifying a director or officer could be significant and, if not covered by insurance, could adversely affect the Company's financial performance. Furthermore, should the Company advance litigation expenses to a director or officer and the director or officer is required to repay the advanced expenses because it is ultimately adjudged that the director or officer is not entitled to indemnification, the director or officer may not have sufficient cash or assets to repay the expenses advanced. The Company does not currently maintain officers and directors liability insurance. (See "MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION")

Potential Impact of Penny Stock Rules. It is possible that subsequent to completion of the Offering, trading the Preferred Stock may become subject to the Penny Stock Rules adopted pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Generally, Penny Stock is defined as a security that is priced under $5; is not traded on a national securities exchange or on NASDAQ (the NASD's automated quotation system for actively traded stocks) and is issued by a company that has less then $5,000,000 in net tangible assets and has been in business less than 3 years, by a company that has less than $2,000,000 in net tangible assets and has been in business for at least 3 years, or by a company that has revenues of less than $6,000,000 for 3 years. To the extent that the trading price of the Preferred Stock falls below $5, the Preferred Stock is not traded on NASDAQ and the Company has net tangible assets of less than $5,000,000 (reduced to $2,000,000 in July, 1999) trading in the Company's Preferred Stock would be subject to the Penny Stock Rules. The Penny Stock Rules require that any broker-dealer effecting transactions in Penny Stock verify that Purchasers are suitable for the investment and that such Purchasers receive a detailed statement as to the risks of investing in Penny Stock. By virtue of the fact that potential purchasers must be pre-qualified to purchase Penny Stock and that special disclosure rules regarding investment of Penny Stocks must be satisfied, the potential market for the Company's Preferred Stock would be reduced and it may be more difficult to sell the Preferred Stock on a timely basis which may further impact the ultimate trading price. Neither the Company nor the Underwriters can predict whether the Company will become subject to the Penny Stock Rules. However, it should be noted that the Company does not currently meet the Company tangible net asset test nor is the Preferred Stock registered on the NASDAQ and it is not contemplated that such registration will take place in the immediate future. Therefore, it is possible that at least in the initial one year period following completion of the offering, the Company may be subject to the Penny Stock Rules.




Moreover, if the Company's Business Plan is not successful and the Company continues to experience cash flow deficits beyond the time period contemplated herein, it is possible that the Company could be subject to the Penny Stock Rules for an indefinite period of time.


Arbitrary Offering Price. There has been no public trading market for any of the Company's Preferred Stock. The per share price in this Offering bears no relationship to the assets, book value, or net worth of the Company, or to any other recognized criteria of value. Share value has been determined arbitrarily by the Underwriters and management of the Company, and should not be considered as an indication of the actual value of the Company.


Bridge Loan Financing. One investor, Colin Frank Riseam ("Bridge Lender") has provided Fifty Thousand Dollars ($50,000) in bridge loan financing to help the Company maintain its operations pending completion of this Offering. As partial consideration for the financing, the Bridge Lender has received 500,000 shares of Preferred Stock with a liquidation value of $10 per share or Five Million Dollars ($5,000,000). As a result of this financing transaction, to the extent the Company were sold or liquidated, the initial Five Million Dollars ($5,000,000) worth of value (assuming Five Million Dollars ($5,000,000) of value could be obtained) would be payable solely to the Bridge Lender. Purchasers of the Preferred Stock will share in such liquidation or sales proceeds on a pro rata basis with the Bridge Lender. Since it is highly unlikely that the Company could generate proceeds of Ten Million Dollars ($10,000,000) in the event of a sale or liquidation in the next twelve (12) months, the Bridge Lender will have obtained a disproportionate benefit in the event of the sale or liquidation of the Company. If the Company were liquidated at an amount equal to the shareholder's equity as of June 30, 1998, plus the net proceeds of the 500,000 shares of Preferred Stock offered hereby ($4,118,000), each share would be entitled to approximately $4.26 per share. This would result in an immediate loss to Purchasers of the Preferred Stock of $5.74 per share and an immediate gain to the Bridge Lender of $4.26 per share or an aggregate of Two Million One Hundred Thirty Thousand Dollars ($2,130,000).


Agricultural Risks. Wine grape production is subject to many risks common to agriculture that can materially and adversely affect the quality and quantity of grapes produced. These hazards include, among other things, adverse weather such as drought, frost, excessive rain, excessive heat or prolonged periods of cold weather. These weather conditions can materially and adversely affect the quality and quantity of grapes produced by the Company and its profitability.

Vineyards are also susceptible to certain diseases, insects and pests, which can increase operating expenses, reduce yields or kill vines. In recent years phylloxera, a louse that feeds on the roots of grape vines, has infested many vineyards in the wine grape producing regions of California and caused grape yields to decrease. Within a few years of the initial infestation, phylloxera can leave a vine entirely unproductive. Phylloxera infestation has been widespread in California, particularly in Napa County. As a result of this widespread problem, thousands of vineyard acres throughout the State of California have been or in the case of the Company, will be replanted with phylloxera-resistant rootstock. It takes approximately 4 to 5 years for a replanted vineyard to bear grapes in quantities sufficient for profitable operations. The Company estimates that it currently costs approximately $11,200 per acre to replant vineyards. All of the Company's approximately 43 net vine acres (i.e., excluding acreage devoted to roads, storage areas, equipment yards or uses other than vineyards) were infested and will be planted with rootstock believed to be resistant to phylloxera. Currently, approximately 12 acres have been replanted. (See "BUSINESS")

Other pests that may infest vineyards include leafhoppers, thrips, nematodes, mites, insects, orange tortrix, twigbore, microflora and various grapevine diseases. Pesticides and the selection of resistant rootstocks reduce losses from these pests, but do not eliminate the risk of such loss. Gophers, rabbits, deer, wild hogs and birds can also pose a problem for vineyards, and wine grape vines are also susceptible to certain virus infections which may cause reduction of yields. None of these currently poses a major threat to the Company's vineyard, although they could do so in the future and, at that time, will have the potential to subject the vineyard to severe damage.

The Company does not currently insure against general agricultural risks, since root stock has to be planted for a period of 3 years before the plantings are eligible for coverage. Since the Company is in the process of replanting its entire vineyard, such coverage will not be available for several years.

Grape Supply. While the Company believes that it can secure an adequate supply of grapes from its own vineyards and from available suppliers to meet its forecasted production needs, there can be no assurance that grape shortages will not occur. A shortage in the supply of wine grapes could result in an increase in the price of such grapes and, therefore, increase the cost to the Company of its wine production. This would have a particularly adverse effect on the Company since the Company will be dependent, for the next several years, on significant third-party sources for its grape needs. Moreover, while the Company does have contracts to acquire wine grapes, such contracts are all short term and can be terminated by the supplier at any time. In 1997, approximately 58% of the Company's wine production represented bulk wine and wine grapes purchased from independent growers and wineries. When dealing with third party grape suppliers, the Company maintains a quality control program by maintaining a presence in the growers' vineyard by supervising and controlling irrigation, pest control, and harvest method and timing. (See "BUSINESS")

Fixed Costs and Revenue Fluctuations; Uncertainty of Profitability. The Company incurs annual farming costs averaging approximately $1,500 to $2,500 per acre in production, depending upon the specific characteristics of the vineyards, including vine spacing and the viticultural characteristics of specific varieties, among other factors. These costs are incurred throughout the year preceding harvest and are relatively fixed. Vineyard productivity varies from year to year depending upon a number factors, and significant variations in annual yields should be expected from time to time. Furthermore, grape prices have fluctuated significantly in the past and should be expected to continue to fluctuate from year to year and to increase at times in the future. Because production costs are not significantly adjustable in light of productivity or revenue levels, weak harvests and higher grape prices cannot be mitigated by cost reductions and could have significant adverse effects upon profitability. Since the Company intends on purchasing a significant amount of grapes from third party growers in order to bottle additional wine, a drop in grape prices may in fact, increase profitability to the Company with respect to wine production which is made from grapes purchased from third parties. Assuming that the Company was able to fully utilize its wine production permit of 42,000 cases per year, approximately 2/3 of the wine produced by the Company would be from grapes acquired from third parties.

Competition; Industry Fragmentation. The wine industry is extremely competitive. Many of the Company's current and prospective competitors have substantially greater financial, production, personnel and other resources than the Company. The Company competes with many other producers of premium wine in California, including many small independent producers. This is in addition to seven wineries, E and J Gallo, Canandaigua, The Wine Group, Sutter Home, Sebastiani, Robert Mondavi and Heublein which accounted for approximately 77 percent of the total California wine shipments of 1996. Because of higher production costs in the United States and the high prices of grapes in California, especially in comparison to the prices of years past, some wineries can achieve significant cost savings, even after taking into account shipping costs, by importing wine from abroad. Some countries, such as France, have launched marketing campaigns to increase their sales in the United States. Foreign competition can be expected to continue and increase. Moreover, to a significant extent, wines of a particular variety are fungible, and the ability of foreign producers to compete with the Company on the basis of price due to their lower production costs may have a negative impact upon the Company's profitability.

The Company will compete against other wineries on the basis of market pricing for similar quality wine produced. The Company has a distribution system that is based on wholesalers who are well established in their market. In addition, the Company will maintain a presence in the market by using periodic visits by its CEO and its wine maker and will oversee specific promotion programs to educate the sales staff about the wines produced by the Company.

Dependence on Consumer Demand. In recent years there has been substantial publicity regarding the possible health benefits of moderate wine consumption. Some studies suggest that moderate consumption of wine (or other alcoholic beverages) could result in decreased mortality and other health benefits. Other studies have suggested that alcohol consumption does not have any health benefits and may, in fact, increase the risk of stroke, cancer and other illnesses. Anti-alcohol groups have, in the past, successfully advocated more stringent labeling requirements and other regulations designed to discourage consumption of alcoholic beverages, including wine. More restrictive regulations, negative publicity regarding alcohol consumption, publication of studies that indicate a significant health risk from moderate consumption of alcohol or changes in consumer perceptions of the relative healthfulness or safety of wine generally could adversely affect the sale and consumption of wine and the demand for wine and wine grapes and could have a material adverse effect on the Company's business, financial condition and results of operations.

Trends in consumer spending have a substantial impact on the wine industry and the Company's business. Factors that influence consumer spending include the general condition of the economy, federal, state and local taxation, the deductibility of business entertainment expenses under federal and state tax laws and general levels of consumer confidence. Imposition of excise or other taxes on wine could negatively impact the wine industry by increasing wine prices for consumers. These factors are especially relevant to premium wines, which constitute the majority of wines for which the Company produces grapes. The wine industry is also subject to changes in consumer tastes and preferences. To the extent wine consumers reduce consumption of wine in favor of other beverages, demand for wine grapes could decrease. Similarly, to the extent wine consumers shift their preferences to different varieties of wines or imports, the Company and other producers of certain grape varieties may experience reduced demand for their grape production. Increasing demand for wine products, and therefore wine grapes, may depend on advertising expenditures and expanded new product introductions by the wineries.

Government Regulation; Taxes. The Company is subject to a broad range of federal and state regulatory requirements regarding its operations and practices. The Company's current operations and future expansion are subject to regulations governing the storage and use of fertilizers, fungicides, herbicides, pesticides, fuels, solvents and other chemicals. These regulations are subject to change and conceivably could have a significant impact on operating practices, chemical usage, and other aspects of the Company's business. There can be no assurance that new or revised regulations pertaining to the wine grape production industry will not have a material adverse effect on the Company's business, financial condition and results of operations.

Wine production and sales are subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms ("BATF"), the California Department of Alcohol Beverage Control and other state and federal government authorities that regulate licensing, trade and pricing practices, labeling, advertising and other activities. In recent years, federal and state authorities have required warning labels on beverages containing alcohol. Restrictions imposed by government authorities on the sale of wine could increase the retail price of wine, which could have an adverse effect on demand for wine in general. There can be no assurance that there will not be new or revised laws or regulations pertaining to the wine industry which could have an negative impact on the Company's business. On January 1, 1991, the federal excise tax on table wine increased by over 500% from $0.41 per case to $2.55 per case. Various states, including California, also impose excise taxes on wine. Further increases in excise taxes on wine, if enacted, could reduce demand for wine and wine grapes, which could materially and adversely affect the Company's business, financial condition and results of operations.

Broad Management Discretion Over Use of Proceeds. Management of the Company will have broad discretion with respect to the use of the proceeds derived from the Offering and there can be no assurance that management's actual use of the proceeds will correlate exactly with the Company's intended use of proceeds. See "Use of Proceeds."

No Payment of Dividends. The Company currently intends to retain its future earnings, if any, to fund the development and growth of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. See "Dividends, Distributions and Redemptions."


Important Factors Related to Forward-Looking Statements and Associated Risks. This Prospectus contains forward-looking statements that are subject to risks and uncertainties. Statements indicating that the Company "believes," "expects," "anticipates," or "estimates" are forward-looking as are all other statements regarding future financial results, market conditions, product offerings or other events that have not yet occurred. There are many important risk factors set forth herein that could cause actual results or events to differ materially and/or adversely from those anticipated by the forward-looking statements contained in this Prospectus. Actual events or the actual future results of the Company may differ materially from any forward-looking statement due to such risks and uncertainties. The forward-looking statements and associated risks set forth in this Prospectus may include or relate to, among other things, (i) planting and harvesting of the Company's vineyards, (ii) general health and social concerns regarding consumption of wine and spirits, (iii) the size and growth rate of the California wine industry, (iv) increases or changes in government regulations regarding environmental impact, water use, labor or consumption of alcoholic beverages, (v) competition from other producers and wineries and (vi) proposed expansion of the Company's wine business.


"Blank Check" Preferred Stock. In addition to the Preferred Shares offered hereby , the Board of Directors of the Company has the authority to issue up to 10,000,000 additional shares of Preferred Stock and to determine the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock and the existing Preferred Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue any additional series of Preferred Stock other than the Preferred Stock offered herein.

Environmental Risks. Ownership of real property creates a potential for environmental liability on the part of the Company. If hazardous substances are discovered on or emanating from any of the Company's vineyard and the release of hazardous substances (including fuels and chemicals kept by the Company on its properties for use in its business) presents a threat of harm to public health or the environment, the Company may be held strictly liable for the cost of remediation of these hazardous substances.


Underwriting Agreement. Pursuant to the Underwriting Agreement between the Company, Klein Maus and Shire and J. P. Turner ("Underwriters"), except for fair market value the Company cannot issue any shares of capital stock, options, warrants or any other securities into which shares of capital stock are issuable or any other debt or equity security for a period of 3 years from the effective date of the Registration Statement without the express written consent of the Underwriters except for a maximum of 1,962,500 shares of common stock pursuant to the Company's existing stock option plans nor, during such 3 year period, effect a reverse split or reclassification of shares of capital stock. Notwithstanding the foregoing, the Company shall not issue any shares of preferred stock or securities convertible into Preferred Stock during such 3 year period without the express written consent of the Underwriters. (See "Management Relationships, Transactions and Remuneration"). In the event the Company needs to obtain additional equity financing, the ability of the Company to do so will be dependent, in part, on obtaining the consent of the Underwriters to the transaction. Moreover, the Underwriters will have the right of first refusal, for a period of 5 years from the effective date of the Registration Statement, to purchase for their account or to sell for the account of the Company or any of its present or future subsidiary, any securities of the Company or any of its present or future subsidiary, with respect to which the Company or any of its present or future subsidiary may seek a public or private sale. The Company will offer, or cause any of its present or future subsidiary to offer, to the Underwriters, the opportunity on terms not more favorable to the Company or such present or future subsidiary than they can secure elsewhere, to purchase or sell any such securities. In addition to the foregoing, the Underwriters have the right to select one Member of the Board of Directors for a period of 3 years following the effective date of the Registration Statement. Alternatively the Underwriters may elect to have a representative attend Board Meetings. However, the ability to designate one Board Member will not allow the Underwriters to control, in any manner, the Board of Directors.

Voting Control of Management: Common Stock and Preferred Stock. The Company has two classes of stock: Common Stock, which is entitled to one vote per share and the Preferred Stock offered hereby, which has no voting rights other than as provided by law. In addition, the Directors of the Company currently own 4,478,791 shares of Common Stock out of a total of 8,173,635 issued and outstanding shares of Common Stock inclusive of options to acquire 37,500 shares issued pursuant the Company's stock option plans (leaving a balance of 1,962,500 shares of Common Stock which may be issued pursuant to the Company's stock option plans). This represents 55.23% of the total issued and outstanding shares of Common Stock of the Company. Therefore, the existing Board of Directors will be able to continue to elect all of the Company's Board of Directors and, as a result, continue to direct the business, policies and management of the Company.

Risks of Leverage. As of December 31, 1997, the Company had indebtedness outstanding in the principal amount of $3,119,400. Through June 30, 1998, the principal amount of indebtedness has increased by $455,000. Of this amount, $1,909,000 is represented by either demand notes or notes which become due and payable during fiscal year 1998. It is anticipated that from the proceeds of the Offering as well as a proposed refinancing of the Company's Indebtedness (See "Business and Properties - Company Indebtedness") that the Company will be able to reduce its long term debt to $2,500,000 and a short term debt to $335,000, subject to approval by the Underwriters. However, it is believed that as the Company expands, it may need to have the ability to obtain additional indebtedness. It should be noted that a significant portion of the current indebtedness provided to the Company is guaranteed by the Company's Chairman, Joseph E. Antonini and the Company's ability to obtain additional indebtedness may be dependent in large part on the ability of Mr. Antonini to continue to provide his financial assistance. Moreover, pursuant to the Underwriting Agreement, commencing for an 18 month period from the effective date of the Registration Statement, the Company may not without the consent of the Underwriters, make payment of principal or interest on outstanding loans made to the Company by affiliated persons of the Company except that $500,000 in outstanding loans to the Company including interest thereon from affiliated persons and no more may be repaid at any time and the Bridge Loan made by the Bridge Lender in the principal sum of $50,000 plus accumulated interested thereon is being repaid out of the proceeds of this offering.

Absence of Prior Public Market for Preferred Stock; Possible Volatility of Stock Price. Prior to this Offering, there has been no public market for the Preferred Stock. Moreover, the initial public offering price for Preferred Stock is substantially in excess of the current liquidation value of the Company. As a result, there can be no assurance that an active trading market will develop or be sustained for the Preferred Stock or that the Preferred Stock will trade in the public market at or near the initial public offering price. In addition, the Company is registering for sale an additional 500,000 shares of Preferred Stock issued to the Bridge Lender who acquired its shares of stock in consideration of the bridge loan financing. Trading in these shares can be expected to further depress the initial trading price of the Preferred Stock. The Preferred Stock issued to the Bridge Lender will not be offered for a period of at least 13 months from the effective date of the Offering. Finally, the Underwriters will receive warrants to purchase up to 10% of the number of shares of Preferred Stock sold pursuant to this Offering on behalf of the Company. The exercise of these warrants and potential sale of the underlying Preferred Stock have yet a further adverse affect on the trading price of the Preferred Stock. The Company intends to apply for listing on the NASDAQ Small Cap Market no later than the conclusion of this Offering. However, there can be no assurance that such application will be approved.




The ultimate sale of the additional 500,000 shares Preferred Stock issued to the Bridge Lender may depress the price of the Preferred Stock as it is offered into the Market, whether or not all of such shares are actually sold.


In addition to factors specifically affecting the Company, it should be noted that the stock market has, during recent years, experienced extreme price and volume volatility. In addition, the price of the Preferred Stock may be influenced by factors including investor perception of comparable public companies, changes in the condition or trends in the wine industry or changes in the economy.


The Company's Common Stock is currently listed on the "Pink Sheets" under the trading symbol "Vine", and the trading market is not active.


NOTE: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

                           BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

        (a) describe in detail what business the Company does and proposes to do including what products or goods are or will be produced or services that are or will be rendered.

        AWG, Ltd. was formed in 1995 for the purpose of producing and marketing wine initially under the name of Mario Andretti. The concept for the product began in 1994 during the retirement tour of Mario Andretti, an internationally known race car driver. During the tour, known as the Arrivederci Mario Tour, the initial founders of the Company arranged to have Louis Martini Winery bottle over ten thousand (10,000) cases of 1991 North Coast Cabernet Sauvignon for sale in conjunction with the Tour under a license agreement with Mr. Andretti. In 1995, the founders of the Company bottled additional wine under the name of Mr. Andretti. Due to the success of this venture, the founders formed AWG, Inc., a Delaware corporation on November 30, 1995, which was subsequently merged into a wholly owned subsidiary of the Company on December 14, 1995. The Company's predecessor was incorporated in Utah on April 1, 1970 as ABC Development, Inc. Its name was subsequently changed several times ultimately becoming American Aurum, Inc. The predecessor company was involved in various businesses and by 1995 had over one thousand (1,000) shareholders and no assets or liabilities. On June 7, 1995, the Company was organized under Nevada law also under the name of American Aurum. On the same day of its organization, American Aurum of Utah was merged into American Aurum of Nevada solely for the purpose of effecting a change in the domicile. On December 18, 1995, the Company changed its name to its current name, AWG, Ltd. All operations described herein are conducted through AWG, Inc., the wholly owned subsidiary of the Company.

        During 1996, the Company acquired a 53 acre vineyard and winery site in the Napa Valley upon which the Company currently conducts its business. During 1996 the Company bottled 5,500 cases of wine and harvested 50 tons or 8,000 gallons of Chardonnay grapes. In late 1996, the founders sold their entire interest in the Company to Mario Andretti and Joseph Antonini who are currently the largest shareholders of the Company. See "Directors of the Company" and "Principal Stockholders". From the proceeds of this Offering, the Company will repay certain indebtedness to officers and directors and will seek to accomplish 4 specific goals:

        a. increase inventory production through the acquisition of bulk wine until such time as grape harvest from the Company's vineyards and grape contracts are sufficient to meet the Company's needs;

        b. complete a vineyard replanting and maintenance program;

        c. complete a winery construction and refurbishment program which will result in a fully productive crush, tank and barrel storage facilityv; and

        d. position itself to obtain additional capital to acquire other wineries and vineyards. Set forth below is a more detailed discussion of these foregoing goals of the Company.

        (b) describe how these products or services are to be produced and rendered and how and when the Company intends to carry out its activities.

Inventory Production


        Until such time as the Company has completed its vineyard development and maintenance program and its winery construction, it will purchase grapes and bulk wine from other Napa Valley Growers with whom the Company is developing long term grape contracts. These relationships will also supply on a long term basis, ongoing grape requirements over and above those which can be grown at the Company's existing facility. The Company currently has contracts for 60-90 tons of Merlot and Cabernet Sauvignon grapes which will enable the Company to produce 4,000 to 6,000 cases of Merlot and Cabernet wine. Such contracts are short term and can be canceled by the supplier at any time. In addition, the Company will purchase wine on the bulk market through wine brokers. The quality of the bulk wines will meet the standards set by the Company and will be used to the extent needed in order to maintain the Company's position in the market. This will also permit the Company to generate income throughout the vineyard replanting program. It is anticipated that at least $1,400,000 of the amount raised from this Offering will be allocated to the inventory production program. In 1997, approximately 58% of the Company's wine production represented bulk wine and wine grapes purchased from independent growers and wineries.


Vineyard Replanting Program

        The Company currently has a 43 acre vineyard of which 12 acres have been recently replanted. In 1996, the 43 planted acres yielded 50 tons of Chardonnay, which the Company used to produce approximately 3,100 cases of 1996 Andretti Chardonnay and 15 tons of Pinot Noir, which were sold to a Napa Valley producer of a premium sparkling wine. The 65 tons of harvest in 1996 is small compared to the anticipated harvest of 270 to 290 tons when the entire vineyard has been replanted by 1999 and reaches maturity which is not expected to occur until 2002.

        The Company anticipates completing the replanting of the entire vineyard over the next 2 year period. The replanting is due to the fact that the vines are 25 years old and have 3 common diseases: phylloxera, Leaf Roll and Pierce's disease. Based upon representations from rootstock manufacturers, the Company is planting rootstock (the root system for the vines) believed to be resistant to the first 2 common diseases and will help prevent the reoccurrence of these infestations. In order to avoid Pierce's disease in the future, the Company is planting the 3 acres adjacent to the Napa River with Sauvignon Blanc grape vines, a varietal known to be resistant to Pierce's Disease infestations. As indicated above, the Company has already completed the replanting of 12 acres. The Company anticipates that it will tear out and replant an additional 16 acres in 1998 and 15 acres in 1999.


        Replanting vineyards generally cost approximately $11,000 to $15,000 per acre, depending on ground cultivation requirements, irrigation systems selection, rootstock selection, trellising (the structural support system for the vines and irrigation system) materials and labor availability. The Company estimates that the total vineyard replanting will cost approximately $11,200 per acre for 43 acres or a total of $481,600 over the entire replanting program of which approximately $81,600 has been paid. Once planted, it will be 2 years before the first crop is harvested and a total of 3 to 5 years before the vines reach commercial production levels. At that time, the Company expects to harvest about 6.5 tons of grapes per acre or 270 to 290 tons per year. This harvest will be sufficient for about 14,000 to 15,000 cases per year. As indicated above, notwithstanding the increased production, the Company will still need to acquire grapes from additional sources in order to meet its long term production goals. In this regard, controlling grapes through ownership or long term grape contracts with third parties is a critical factor in crafting high quality wines. The wine maker who can influence the wine from the berry to the bottle will have an advantage over the wine maker who does not have that control. The Company will have as high a level of control as possible over the grapes that make up its basic varietals.


Winery Development and Construction Plan

        The Company operates under a use permit that allows for the production of 100,000 gallons of wine annually which is equivalent to approximately 42,000 cases. Also included in this permit is the right to operate a tasting room with full "public tours and tastings access by the public." This latter feature is not available to new wineries which generally can only access the public market by "appointment only." The Company hopes to ultimately have well over 100 visitors per day during the May-October season. Typically under the "appointments only" category, visitors are limited to 2 groups with up to 4 people per group.

        There are significant economic advantages to having a tasting room. First, wine sales from a tasting room generally are priced at twice the price of distributor sales, the normal channel of sales. This is done to protect the distributor and the liquor store owner from being underpriced by the manufacturer. Second, there is an opportunity to sell wine related merchandise and in the case of the Company, an opportunity to sell Andretti memorabilia. Third, the Company intends to create the "Andretti Wine Club" which will hopefully create a source of higher price retail sales throughout the year. The tasting room will provide a source for marketing membership in the Club. The activation of the 100,000 gallon production facility, public tours and tasting permit was conditioned upon the completion of the winery at a level required by Napa County. This was accomplished during the second quarter by the Company completing the following improvements: (a) the refurbishment of an existing structure to become a barrel storage room/tasting room facility; and (b) the construction of a new road to the winery from the main artery leading to the property from Big Ranch Road. The Company still needs to complete construction of a concrete pad and storage/crush facility and the completion of a septic system which will be paid from the proceeds of the Offering. The remaining construction does not effect the permit. Funds for the entire construction project have been obtained through bank financing guaranteed by Joseph E. Antonini, Chairman of the Company. In total, when all improvements are completed, the Company will have a tasting room with full public tours and tasting authority, a barrel storage facility, a tank storage facility, offices, a private tasting facility, a hospitality and event center and a 43 acre vineyard all on 53 acres of property that the Company owns. The balance of the improvements for equipment and cooperage will be funded from the proceeds of the Offering and is estimated to be approximately $400,000. This equipment includes a stemmer/crusher and wine press; stainless steel tanks; mobile equipment and pumps; and additional barrels.

Products and Operations

        The Company will have 4 varietals as its base of wines to be offered to the public. The Company will bottle Napa Valley grown grapes. The Company will venture away from the Napa Valley for grape and wine sources when required. Set forth below is a brief description of various varietals to be offered by the Company:

Cabernet Sauvignon. Cabernet Sauvignon is one of the world's most renowned grapes for production of fine, long lived red wine. Of Bordeaux origin, this grape's remarkable concentration of tannin (a soluble astringent phenolic substance in red wines produced in the plant) pigments and flavor compounds produce a deeply colored wine worthy of long maceration (the time during which the red wine and grape skins are in contact with each other during the fermentation period to enhance the color of the wine) and wood aging with a strong affinity for french oak. Its fruit flavors are often likened to black currant and its aroma ranges from bell peppers to ripe berries and even mint and chocolate. It adapts well to varying wine making techniques. These grapes will be purchased from other growers.

Merlot. Merlot is the most planted Bordeaux vine. Merlot's flavor can vary from opulently plummy and fruitcake like to a gentler variation on the Cabernet theme, but its texture is almost invariably astringent and fuller bodied. The Company's vineyard soils and climate are exceptionally well suited for production of this grape and it is anticipated that the Company will plant approximately 60-65% of its vineyard with this varietal. Merlot is often blended with Cabernet as a compliment to its fruit fullness. Its early maturation and shorter oak aging time make a wine which would be released a full year earlier than the Cabernet grapes of the same vintage.

Chardonnay. Chardonnay has a relatively high level of alcohol, which combined with the rich fruit can often taste slightly sweet which has probably played a part in its popularity. This varietal's flavor is found to be nebulous with tastes of vanilla, tropical fruits, peaches, tomatoes, tobacco, tea and rose petals in the wine. Chardonnay grapes typically have higher yields. Approximately 30-35% of the Company's vineyard will be planted with this varietal.

Sauvignon Blanc. Sauvignon Blanc is another Bordeaux grape transported years ago to regions outside of France. It is an aromatic, crisp dry wine. It is generally described as grassy, herbaceous, musky, of green fruits and zesty (but can also be reminiscent of tropical fruit or grapefruit). It is extremely durable for white wine with up to 5 years in the bottle. The Company may plant up to approximately 10% of its vineyard with this variety of grape.

Complimentary Varietals. Other varietals will occasionally be produced by the Company as the Company's wine maker discovers small quantities of bulk wine or grapes available for purchase and bottling. The extra wines will be those which have a particular high quality and suit the theme of the winery. Some varietals which should be common for consideration are Pinot Noir, a burgundy grape which grows in the climate found in the southern end of the Napa Valley and Sangiovese, an Italian varietal which forms the base of most Chianti wines.

Wine Sources and Production

        As indicated above, the Company's vineyard, when replanted, will yield between 270 and 290 tons of Merlot, Chardonnay and Sauvignon Blanc grapes for crushing. These grapes will enable the production of approximately 14,000-15,000 cases of wine, all of which will be eligible for "estate designation" (a term that indicates that the wine in a bottle comes from grapes which were grown, crushed, fermented and bottled on a property owned by the winery) since the grapes will be crushed, fermented, stored and bottled at the Company's own wine facility.

        However, it should be realized that the grapes that the Company harvests in 1997 will provide wine for the 1997 vintage which will be released as early as 1998 for Chardonnay but as late as 1999 for Merlot and 2000 for Cabernet Sauvignon. In the meantime, the Company will purchase wine on the bulk market through wine brokers. The quality of the bulk wines will meet the standards of the Company's winemaker and it will be used only to the extent needed to maintain its position on the market. In addition, on a more long term basis, the Company will attempt to enter into long term grape contracts with other Napa Valley growers to provide additional grapes for additional wine production. As indicated earlier, while the Company's production permit will permit it to produce 42,000 cases of wine a year at its Big Ranch Road facility, the Company's production after the vineyard has been totally replanted and reaches maximum maturity, will only produce 14,000-15,000 case of wine. Therefore, wine production in excess of that produced from grapes grown by the Company's vineyard will have to come from other sources. The Company currently has contracts for 60-90 tons of Merlot and Cabernet grapes which will produce enough wine for approximately 4,000-5,000 cases of those varietals. It should be noted that the Company maintains a quality control program for grapes obtained from third party growers by maintaining a presence at the vineyard at which the grapes are being grown. The Company will supervise and control irrigation, pest control, harvest method and timing as well as all aspects of the farming operation.

Currently, the Company's facility requires that it harvests its own grapes but that it crushes and ferments them at a neighboring facility. The wine is then stored in oak barrels at the Company's winery and other warehouses and then bottled at a neighboring facility or at the Company's location using a mobile bottling line (a mobile bottling line consists of a large truck equipped with bottling apparatus that drives to the winery and pumps the wine in storage from tanks or barrels at the winery and bottles the wine). The Company's wine maker, is present for and closely supervises all phases of the operations. The Company uses an outside warehouse service for storage of finished goods. Once the winery construction is complete, the Company will be able to crush, ferment and age wines at its winery and then have a mobile bottling line come to the winery and bottle the product. The Company believes that such mobile bottling lines are provided by several suppliers and will be available when needed and at a cost acceptable to the Company. The bottled product will still be stored at a local outside warehouse for ease of consolidation and shipping.

        The Company has no current plans to install a bottling line. Though the Company's permit allows it to produce 42,000 cases of wine, this can be accomplished in 30-40 days per year. The under utilization of the bottling line would be economically impractical.

Sources of Revenue

        Sales revenue will come from four (4) primary areas: wholesale wine sales, retail wine sales, wine and memorabilia merchandise sales and hospitality/specialty events.


Wholesale Wine Sales. This will account for the bulk of the revenue. Wines will be sold to distributors at price ranges typical of super premium wines from the Napa Valley. Prices are a function of quality, varietal and vintage, with the pricing of the Company's wines to be in the upper end of the super premium price range. Super premium price range reflects market conditions and supply and demand influences. Generally, for purposes of pricing wines, premium wines are generally categorized as premium and popular premium which have an average retail sales price of approximately $7; super premium which have an average retail price of approximately $18 and ultra premium which have an average retail price of approximately $25. As indicated, the Company intends to produce and distribute wines in the super premium range. These sales are expected to generate gross revenues of $700,000 to $800,000 in 1998 based upon the anticipated sale of 7,000 to 7,500 cases at an average price of $120 per case to distributors in the United States and Japanese wholesale network. It should be noted that in 1997, 26% of the Company's sales were made by one retailer, Trader Joe's, a California chain of food and liquor stores. During the first six months of 1998, 33% of sales were made to one customer (Beverages and More!). This was a one time bulk sale and no future sales to this customer are anticipated in 1998. Moreover, the expected gross revenues set forth above do not reflect any further sales to this customer.

        The results for the six (6) month period ended June 30, 1998, reflect total revenues of approximately $390,550. The six (6) month period results represent only a small portion of forecasted revenues primarily because sales are cyclical in the wine industry with sales in the first half of the calendar year significantly lower then during the remainder of the year. Typically, revenues will be highest in the fourth quarter, reflecting sales for the holiday season. Based on the level of sales in the first half of calendar year 1998, historical cyclical trends in the wine industry and the expansion of the Company's distributor network as discussed below, the Company believes it can achieve forecasted revenues of $700,000 to $800,000 for the year ended December 31, 1998.

        Further impacting the Company's performance for the six (6) month period ended June 30, 1998, was a temporary shortage of wine inventory caused by cash flow shortages which will be addressed from the proceeds of this offering. However, during the balance of the 1998 calendar year, the Company will bottle and/or purchase an additional 6,000 cases of wine of which approximately 4,000 will be shipped in calendar year 1998. When added to the Company's inventory of 4,000 cases at December 31, 1997, the Company believes there will be an adequate supply of wine to supply the demand created by its expanded distribution network (between 7,000 and 7,500 cases) as well as an additional 1,500 to 2,000 cases through retail sales (see Retail Wine Sales below).

Retail Wine Sales. These retail sales are anticipated to be made at an average price of $240 per case (which approximates the California suggested retail price) will occur at the winery, by mail order, through the Andretti Wine Club, via Internet sales and through other channels that could be made available to the public. It is customary that wine sales made at wineries or through special promotions are priced at the California suggested retail price and AWG intends to price retail sales consistent with this practice. The Company hopes to ultimately sell 3,000 cases or more of wine annually in this category although this is not expected to occur for several years. Assuming the wine is sold at prices typical of the super premium price range, this category of sales will account for gross profits of up to $300,000 per year after deducting additional employee expenses of $60,000 to generate such sales.

Wine and Memorabilia Merchandise Sales. These are products sold out of the tasting room, through the Andretti Wine Club and Andretti Fan Club catalogue and over the Internet. The source of revenue will not be significant and estimated as ultimately approximately $1,000 to $2,000 per month.

Hospitality/Special Events. The winery has a 4,000 square foot hospitality center surrounded by decks and a lawn that could be used for many types of events for a service fee. The Company plans to have special events such as weddings, rehearsal dinners, anniversary gatherings, gourmet food classes, non-profit fundraisers, performances and car club events. Corporate events such as board meetings, executive retreats, video conferencing, team building, training, dinners, lunches and tours will also be available. In addition, winery events such as food and wine pairings, an evening with the wine maker, VIP and trade tours and tastings are possible. Gross profits for the hospitality/special events could ultimately approach $300,000 per year. However, this will not occur in 1998 and may not occur for several years thereafter. While it was originally anticipated that the Hospitality Center would generate revenues in the first quarter for calendar year 1998, this did not occur due to delays in construction caused by weather conditions and unanticipated construction delays. However, the Hospitality Center is operational and is expected to generate revenues during the balance of the 1998 calendar year.

Bulk Wine Sales. As discussed above, under "Vineyard Replanting Program", the Company has 43 acres of vineyards, of which 12 acres have been replanted. Of the 12 acres which have been replanted, 6 acres will yield Merlot grapes, and the balance of 6 acres will yield Chardonnay grapes. The Company believes that this yield will create a disproportionate amount of Chardonnay at harvest time which the Company will not require and will be able to sell in bulk to other wineries in the Napa Valley. In this regard, the Company has sold a Napa Valley winery approximately 6,800 gallons of 1997 Chardonnay for approximately $74,000. The Company will retain the balance of the Chardonnay yield and has bottled approximately 1,900 cases of wine for sale in calendar year 1998 and calendar year 1999.

        (c) Describe the industry in the which the Company is selling or expects to sell its product or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

        According to a study by Gomberg, Frederickson and Associates, a wine consulting firm in San Francisco ("Consultant"), published in February 1998, reflecting the results of the California wine market for the year ended 1997, shipments of table wines increased over 1996 by approximately 3% with revenues increasing by 12%. The increase in revenues were the result of increased sales of premium wines including super premium wines which are produced and sold by the Company. The revenue increase in the super premium wine category over 1996 was approximately 13%. The Consultant also indicated that in 1997, approximately 90% of all table wine made in the United States was produced in California and that total California wine sales reached approximately $4.9 billion which is an increase of approximately $600 million over 1996. Approximately 79% of wine sales represented the premium wine segment.

        Table wines are wines usually containing less than 14% alcohol and are generally consumed with food or as cocktails. Table wines represented 88% of the total U.S. wine consumption in 1997, with dessert and sparkling wines accounting for the remaining 12%. Table wines are categorized as either non-varietal or varietal. Non-varietal, also referred to as generic, include wines named after European regions where similar types of wines were originally produced such as burgundy or Bordeaux as well as wines labeled simply red or white. Varietal wines are those named for the grape that comprises the principal component of the wine such as Chardonnay or Merlot and are generally considered premium wines and typically retail at a substantially greater price than non-varietal wines. The Company's grapes are used to produce super premium varietal table wines.

        As indicated above, the market for California premium varietal table wines grew during 1997 with revenues for all premium wines increasing by 12% and revenues for super premium wine sold by the Company increasing by 13%. The most popular California premium wine varieties are Chardonnay, Cabernet Sauvignon, Merlot, Sauvignon Blanc and Red Zinfandel. According to estimates by the Consultant, case shipments for these varietal wines in 1997 were 23.6 million, 11.8 million, 7 million, 4.6 million and 2.4 million cases respectively.

        The California grape production industry is very fragmented and consists of several thousand vineyard owners. Most wine grape producers have small privately owned operations and sell their production to wineries. To supplement the grapes they buy from independent producers, many wineries also own or lease vineyards to supply some of their grape needs. There is no published data regarding ownership or contractual relationships in the California wine grape production industry and individual holdings of properties are not publicly recorded. California wine is produced and marketed by approximately 800 commercial wineries. However, 8 wineries, E and J Gallo, Canandaigua, The Wine Group, Sutter Home, Sebastiani, Robert Mondavi, Heublein and Beringer Wine Estates, account for approximately 79% of the total California wine shipments in 1996. Of the 800 commercial wineries (other than those mentioned above), approximately half produce fewer than 5,000 cases per year.

        In addition to U.S. producers, there are numerous wine producers in Europe, South America, South Africa, Australia and New Zealand. All of these regions export wine into the United States. California grape and wine supply shortages, especially red wines, have prompted some domestic national brand marketers to purchase wine from foreign sources. Most imports are bottled wines; however, some wineries have imported bulk wine for bottling and sale in the United States. Most of the bulk wine imported for this purpose came from Chili and France.

        As indicated under question 3(d), the Company plans to market its wine throughout the country through various distributors. It is envisioned that the name and reputations of Mario Andretti and Robert Pepi, Jr. (the Company's wine maker) will create unique marketing opportunities and set the Company's wine apart from other wineries. See "Question 3(d)."

        Note: because this Prospectus focuses primarily on details concerning the Company, rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

        (d) describe specifically marketing strategies the Company is employing or will employ in penetrating its market or developing a new market.

        The Company's market plan has 3 key elements:

        a. to develop and nurture relationships with distributors and principal customers;

        b. insure placement of the product in the proper channels and markets; and

        c. educate and train the sales staff at the distributor and user facilities.

        As indicated above, there is growing demand for wines, especially in the premium categories. Super premium wine which have an average retail sales price of approximately $18 per bottle will be the type of wine to be produced and distributed by the Company. However, in the case of special volume or promotional issues, lower prices may be provided periodically. The standard lists of varietals will include Cabernet Sauvignon, Merlot, Chardonnay and Sauvignon Blanc. Grapes for the latter three varieties will come from the Company's own vineyards to the extent possible. The Company will occasionally produce other special wines as they become available on the bulk market but will generally not arrange for a long term grape contracts or plant other varieties on its property.

        The Company will aim consumer distributorship outlets at finer restaurants, fine wine and liquor stores, Andretti Wine Club Members and retail sales from the Wine Tasting. As wine production grows, the Company will also look to chain liquor stores and grocery chains for distribution.

        It is anticipated that the consumer of the Company's wine will be fine food and wine connoisseurs who enjoy dining out with a bottle of wine with dinner. However, the Company will encourage wine by glass presentations in the bar areas of the restaurant and will make the price concessions for that privilege. While many Napa Valley wineries concentrate 40% to 60% of the business in California, the Company intends to distribute not more than 25% of its wines in California with a significant effort on heavily populated areas on East Coast and Midwest. Large population areas and cities that host significant racing events will also be targeted. The Company has targeted certain areas for initial distribution based on the quality/price of the wine, the attraction of the Andretti name and demographics. The Company also looks to areas where fine foods are served, where cosmopolitan atmosphere exists and where there is a certain level of disposable income for a significant portion of the population. The Company's initially targeted segments, by state, are:




  STATES             BROKER                              DISTRIBUTOR
  ------             ------                              -----------
Arizona              Multicarte, Dean Wilson             Arizona Beverage

Colorado             Multicarte                          To be determined

Connecticut          New England Wine Brokers            Hartley & Parker

Florida              Northern Florida - Mike Paden       Lion Wine & Spirits

Louisiana            Multicarte, Dwayne Schockley        Heritage House, Reliable Lafayette

Maine                New England Wine Brokers            Colonial

Massachusetts        New England Wine Brokers            M. S. Walker

Michigan             Kathi Colli                         AHD Vintners

New Hampshire                                            Jet Wine & Spirits

New Jersey                                               Fedway/Washington Select

New Mexico           Multicarte, Dean Wilson             Bacchus Distributors

Ohio                                                     Superior Beverage

Oklahoma             Multicarte, David Messer            Gold Medal Marketing

Pennsylvania                                             Common Walker Pennsylvania

Rhode Island         New England Wine Brokers            Providence Beverage

Texas (Dallas)       Multicarte, Rick Sides              Republic Beverages

Texas (Houston)      Multicarte, Michael Benedetti       Republic Beverages (Heritage House)

Texas (San Antonio)  Multicarte, Dean Wilson             Block Distributing

Vermont              New England Wine Brokers            Calmont Beverage

W. Virginia          Leonard George                      Jo's Globe

Wisconsin                                                Badger Liquor

                               FOREIGN MARKETS

  STATES             BROKER                              DISTRIBUTOR
  ------             ------                              -----------
Japan                Mikio Kakihara                      Sunlit

        The Company is fully licensed, except in the states of Colorado, Connecticut, Maine, Oklahoma, Pennsylvania, Rhode Island and Vermont (where applications are pending).

        Secondary market states will include California, v Georgia, New York, Oregon and Washington. Ultimately, it is the goal of the Company to expand its distribution to all fifty states, Canada and additional foreign markets in China and Europe. As indicated above, certain characteristics make the Company's winery a unique opportunity and set it apart from other wineries. The prominence of Mario Andretti and Robert Pepi has increased the interest of distributors who will handle the Company's product. Capitalizing on the Andretti name, the Company will seek to establish distributorship relationships with major wholesalers in target areas. In addition, the Company will use its wine maker and executive staff to visit major marketplaces and trade shows. The Company will also use Mario Andretti's continued race circuit stops to raise the level of attention to its products.

        The Company will also seek to increase revenues at its hospitality center, develop an Internet presence, establish a tie to the Andretti racing web page; promote the product through the Andretti Fan Club and, create greater sales through business to the wine tasting room and through mail order techniques.

        (e) State the back log of written firm orders for products and/or services as of the recent date (within the last ninety (90) days) and compare it with the backlog of a year ago from that date

        Not applicable.

        (f) State the number of the Company's present employees and the number of the employees it anticipates it will have in the next 12 months


        The Company currently has 5 employees which consist of its chief executive officer, Mr. Mack Jennings; and 4 supporting staff members. None of the employees of the Company are covered by any collective bargaining contracts. In the next 12 months, the Company anticipates expanding its staff to include the following: (a) visitor center manager; (b) 8-10 part time visitor center tour guides; and (c) one (1) cellar worker/maintenance person. Grapes are harvested through independent contractors and seasonal employees.


        (g) Describe generally the principal properties the Company owns

As indicated above, the Company owns a 53 acre parcel in Napa Valley, California which consists of a 43 acre vineyard as well as a 6,000 square foot winery, 6,000 square foot hospitality center plus the Company's offices.

        (h) Indicate the extent to which the Company's operations depend or expected to depend on patents, copy rights, trade secrets, know-how, or other proprietary information.

        While the Company's operations are not dependent upon any patents, trademarks or form of trade secrets, the quality of the Company's products as with other wineries is dependent upon skills of their winemaker which are skills developed over many years of wine making. The Company has no formal contract with its winemaker Mr. Robert Pepi, Jr. and Mr. Pepi is not under any confidentiality agreement or covenant not to compete. While the loss of Mr. Pepi would have an adverse short term impact on the Company, the Company does believe it would be able to retain the services of another competent winemaker.

        (i) Impact of government regulation

        The Company is subject to a broad range of federal and regulatory requirements regarding its operations and practices. The Company's current operations and its future operations will be subject to regulations governing the storage and use of fertilizers, fungicides, herbicides, pesticides and other chemicals. In addition, wine production and sales are subject to extensive regulation by the Federal Bureau of Alcohol, Tobacco and Firearms, the California Department of Alcohol and Beverage Control and other state and federal government authorities that regulate licensing, trade and pricing practices, labeling, advertising and other activities. (See "RISK FACTORS".)

        (j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the financial statements attached hereto

        The only subsidiary of the Company is AWG, Inc., a Delaware corporation, which holds all of the operating assets of the business. AWG, Ltd., the parent company, is merely a holding company. All activities of both AWG, Ltd. and AWG, Inc. are reflected on the Company's financial statements.

        (k) Summarize material events in the development of the Company during the past five years or for whatever lesser period the Company has been in existence

        The most significant event is the Company's brief history occurred in 1996 when it acquired the winery and vineyard upon which its business is presently located.

        The second most significant event in the Company's brief history is the investment in the Company by Messrs. Andretti and Antonini in late 1996 which has provided marketing and operational direction for the Company. In addition, Mr. Antonini has provided financial resources to the Company.

                        MILESTONES TO BE ACCOMPLISHED

        4(a) If the Company was not profitable during its last fiscal year, list below, in chronological order, the events which in Management's opinion must or should occur or the milestones in which in Management's opinion, the Company must or should reach in order for the Company to become profitable and indicate the expected manner or the occurrence or the expected method by which the Company will achieve its milestones.



                                                                               DATE OR NUMBER OF MONTHS AFTER THE
                                        EXPECTED MANNER OF OCCURRENCE          RECEIPT OF PROCEEDS WHEN MILESTONE
EVENT OR MILESTONE                      OR METHOD OF ACHIEVEMENT               SHOULD BE ACCOMPLISHED
------------------                      ------------------------               ----------------------
Increase of inventory production         The Company will need to initially    The Company has already entered
                                         buy wine in bulk from third parties   into modest contracts with existing
                                         in order to establish a position in   grape growers.  As soon as
                                         the marketplace.  In addition, the    additional funds are available, the
                                         Company will have to obtain short     Company believes that it would be
                                         term and long term contracts with     able to immediately begin entering
                                         the growers to acquire grapes which   into additional inventory
                                         can be crushed, fermented and         production contracts with grape
                                         stored and ultimately bottled.        growers and distributors of bulk
                                                                               wine. The Company believes that
                                                                               such inventory will be available
                                                                               in the quality demanded by the
                                                                               Company, with the only issue being
                                                                               price.

Vineyard development and maintenance.    It is expected that the Company       Replanting of the remaining acreage
                                         will replant the entire vineyard.     will be accomplished in the Fall of
                                         Replanting will cover a three year    1998 and Fall of 1999.
                                         period as follows: 12 acres in 1997
                                         which has been accomplished; 16
                                         acres in 1998 and 15 acres in
                                         1999.

Winery construction and refurbishing     The Company already has commenced     Construction is substantially
program.                                 construction of a barrel storage      completed.
                                         facility, a tasting room and a
                                         refurbished hospitality center.

        (b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule and particularly the effect of any delays upon the Company's liquidity in view of the Company's anticipated level of operating costs


        In the event the Company is unable to achieve its first milestone of obtaining additional inventory production, the Company would have only very limited capability of producing wine from its own vineyard during the replanting process. It is anticipated that during the replanting process, the Company will only be able to produce approximately 4,000 or 5,000 cases of wine from its own grapes which would not be sufficient to fund its ongoing operating costs. As a result, in the event that the Company is unable to obtain sufficient inventory production, the

Company would have to utilize proceeds from this Offering that would otherwise be utilized for inventory production to cover operating costs.

        In the event that the Company is unable to proceed with its vineyard replanting and maintenance program on schedule, the Company would be further dependent on its ability to obtain grapes from other sources for the production of wine or forced to increase its acquisition of bulk wines. While the Company operations can still be profitable without production of wine with grapes from its own vineyard, the Company would not be able to bottle its Aestate" product which would have an impact on profitability as the Company is anticipating to be able to produce approximately 1/3 of its maximum production from its own vineyards.

        Finally, in the event that the Company is unable to complete construction of the additional wine making facilities, tasting room and hospitality center on a timely basis, the Company would be forced to utilize other facilities for purposes of making the wine which would negatively impact profitability and the Company would lose projected revenues on public tours and special events which would also have a significant negative impact on revenues.

        Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

                             COMPANY INDEBTEDNESS
Bank Indebtedness. The Company currently has indebtedness outstanding in three (3) institutions; one of which is long term. Set forth below is a brief description of each debt:

Indebtedness To Bar-K, Inc. In Connection With Acquisition Of Winery. In connection with the acquisition of the winery, the Company executed a Mortgage Note dated April 12, 1996. The current balance due on that Note is approximately $1,665,400. The Mortgage Note bears interest at the rate of ten percent (10%) per annum increasing one percent (1%) per year until it reaches twelve percent (12%) in the year 2000. The Note is payable interest only until the year 2002, at which time all principal plus accrued interest is due and payable.

Vintage Bank. In July of 1997, the Company obtained a $200,000 line of credit from Vintage Bank of Napa, California which is secured by the Company's accounts receivable, inventory, supplies and general intangibles. The line of credit requires monthly payments of interest only at the rate of 1% over the Vintage Bank borrowing rate as adjusted from time to time. The current interest rate on the line of credit is 9.5%. The principal portion of the line of credit will be due and payable no later than November 15, 1998. Pursuant to the terms of the line of credit, the Company is eligible to borrow up to 80% of eligible accounts receivable (those accounts receivable that are 90 days or less) plus 60% of the Company's inventory value, provided, however, in no event may the line of credit exceed $200,000. Currently, the Company has utilized $199,000 of the line of credit.

Bank of Bloomfield Hills. The Company has an outstanding loan from Bank of Bloomfield Hills in Bloomfield Hills, Michigan, in the amount of $1,335,000. The loan which was obtained in January 1997 bears interest at the rate of .5% in excess of the prime rate of Citibank, N.A. per annum is payable interest only on a monthly basis. The current rate is 9% per annum. Interest is payable monthly with all principal due and payable no later than December 23, 1998. The loan has been guaranteed by Joseph Antonini, Chairman of the Company.

Indebtedness To Related Parties. The Company currently has outstanding indebtedness to various related parties in the aggregate amount of $550,000. This indebtedness will be partially repaid from the proceeds of the Offering. A brief description of the indebtedness is as follows:

Demand Notes. The Company has borrowed $60,000 from Mack Jennings, the President and Chief Executive Officer of the Company and $35,000 from Robert Pepi, Sr., the father of Robert Pepi, Jr., the Company's winemaker. Each of the Notes provides for interest payments of 9% per annum payable monthly and permits the holder to call the Notes at any time. There are two (2) Notes in favor of Mr. Jennings which were executed on August 18, 1997 ($35,000) and August 1, 1998 ($25,000) with the Note in favor of Robert Pepi, Sr. executed on August 19, 1997. These notes will be repaid from the proceeds of this Offering and from an anticipated refinancing described below.

Term Notes. The Company has borrowed the sum of $95,000 from Mario Andretti, the Vice Chairman of the Company and $60,000 from Sports Management Network, Inc., a company controlled by John P. Caponigro, a Director of the Company and its Secretary and General Counsel. Each of the Notes provide for interest payments of 9% per annum payable monthly with the principal due upon demand of the holder. One (1) note was executed by the Company on August 25, 1997, two (2) notes on September 23, 1997 and two (2) notes on April 23, 1998. These notes will be repaid from the proceeds of the Offering and from the anticipated refinancing described below. In addition, the Company has borrowed $300,000 from Joseph E. Antonini, Chairman of the Company through a personal line of credit he has with Comerica Bank, Detroit, Michigan. This loan bears interest at the prime rate of Comerica Bank (which is the rate charged Mr. Antonini under his line of credit) and matures in March, 1999. It is anticipated that this note will be repaid in full from the refinancing described below.

Proposed Refinancing With Comerica Bank. The Company has obtained a loan commitment from Comerica Bank in Detroit, Michigan to provide term loans in the aggregate amount of $2,500,000 to the Company to permit the Company to refinance a significant portion of its indebtedness. The term loans will be divided into two (2) separate obligations. The first in the principal amount of $1,650,000 will have a term of seven (7) years with the principal repaid based on a fifteen (15) year amortization. Interest will accrue either at the prime rate of Comerica or at a fixed rate agreed to by Comerica and the Company. The second term loan in the amount of $850,000 will have a seven (7) year term with repayment based on a seven (7) year amortization with a fixed rate of interest to be determined at the time of closing. However, it is anticipated that the fixed rate will be below Comerica's prime rate of interest. Each of the term loans will be guaranteed by Joseph E. Antonini and Mario Andretti. Each individual's guaranty is limited to fifty percent (50%) to the loan balance. The loans will be secured by a first secured interest in all of the assets of the Company. In addition, the commitment provides for a line of credit in the amount of $200,000 with a one (1) year term. Interest will accrue on the amount outstanding under the line of credit at one quarter point above Comerica's prime rate of interest. This loan will also be secured by the assets of the Company and will be guaranteed by Messrs. Antonini and Andretti. The loan commitment is contingent upon, among other things, completion of the Offering. Assuming a closing on the Comerica loan after completion of the Offering, the Company will have outstanding long term debt to Comerica Bank in the amount of $2,500,000 and the remaining principal balance outstanding to Bank of Bloomfield Hills in the amount of $335,000. All remaining loan indebtedness of the Company will have been repaid. Since the refinancing with Comerica Bank is a proposed commitment, and not an obligation on the part of Comerica Bank, there can be no assurance that the foregoing refinancing will actually be consummated, whether or not the Offering is completed.

Bridge Loan Financing. Pursuant to a note dated March 2, 1998, Colin Frank Riseam (hereinafter referred to as "The Bridge Lender") loaned the Company $50,000. The note bears interest at 6% per annum which is payable quarterly commencing June 2, 1998 and each quarter thereafter until paid. Principal and all accrued interest is due on the earlier of (a) March 2, 1999; (b) closing date of this Offering or (c) the completion of any other debt or equity offering in the principal amount of $500,000 or more. The loan is guaranteed by AWG, Inc., the Company's wholly owned subsidiary. In addition to the interest payment, the Bridge Lender has received 500,000 shares of Preferred Stock, which is being registered as part of this Offering. The bridge loan financing was placed by Klein, Maus and Shire, Inc. who received a commission of 10% of the proceeds of the financing together with a 3% non-accountable expense allowance.

                            OFFERING PRICE FACTORS

5. What were net, after tax earnings for the last fiscal year?

   Total loss of ($ 715,405) or ($0.13) per share.

6. If the Company had profits, show offering price as a multiple of earnings.

   N/A

7. (a)    What is the net tangible book value of the Company?


   Net deficit of $361,830 or ($0.72) per share computed solely with regard to the 500,000 shares of Preferred Stock issued to the Bridge Lender. The per share price has been determined arbitrarily by the Underwriters and management based upon the financial needs of the Company.


   (b) State the dates on which the Company sold or otherwise issued securities during the last twelve (12) months.

        In connection with the bridge loan financing described above, the Company issued 500,000 shares of Preferred Stock to the Bridge Lender. This issuance was made to a single investor who has no presence in the United States. In addition, three investorsCtwo of which are directors of the CompanyCentered into an agreement in December, 1996 pursuant to which they contributed an aggregate of $350,000 to the Company in exchange for a yet-to-be-authorized class of preferred stock. The three investors were:
Joseph Antonini, Bruce Williams (each of which has been a Director of the Company) and Carl Haas an associate of Messrs. Antonini and Andretti who declined to become a director. In November, 1997, Messrs. Antonini, Williams and Haas decided to acquire Common Stock of the Company in lieu of Preferred Stock in order to facilitate this Offering. Finally, Mario Andretti, a director of the Company agreed to exchange accrued but unpaid royalty fees for common stock in the Company. (See "MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION")

8. (a) What percentage of the outstanding Preferred Shares of the Company will the investors in this Offering have?

        Investors will own an aggregate of 50% of the issued and outstanding shares of Preferred Stock upon conclusion of the Offering assuming none of the over-allotment is exercised, and approximately 53% if exercised in full.

        (b) What post-offering value has management implicitly attributing to the entire Company by establishing the price per security set forth herein? Based solely on the Preferred Stock and assuming completion of the Offering, the post offering value implicitly attributed to the entire Company would be $10,000,000.

It should be noted in this regard that the Company's June 30, 1998 net tangible book value is a deficit of $361,830. Assuming completion of the Offering, with net proceeds of $4,118,000, the net tangible book value per share computed solely with respect to the Preferred Stock would be $3.76 per share. This will result in immediate dilution to purchasers of the Preferred Stock offered hereby of $6.24 (or 62.4%). The holder of the Preferred Stock issued in connection with the bridge loan financing would have an immediate gain of $1,880,000 upon completion of Offering. The holder of the Preferred Stock issued in connection with the bridge and loan financing did not pay any separate consideration for such shares.

The expected sale of the additional 500,000 shares Preferred Stock may depress the price of the Preferred Stock as it is offered into the Market, whether or not all of such shares are actually sold.

                               USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this
Offering:

Total Proceeds                                                     $5,000,000

Less: Offering Expenses                                               500,000
Commissions & Finders Fees

Legal and Accounting                                                  257,000

Copying and Advertising                                                25,000

Other (Specify):

Underwriting  Expenses                                                100,000


Net Proceeds from Offering                                         $4,118,000


Use of Net Proceeds

Repayment of Loans3                                                $  904,000
                                                                   ----------
Accounts Payable                                                      500,000
                                                                   ----------
Inventory Production4                                               1,400,000
                                                                   ----------
Equipment5                                                            400,000
                                                                   ----------
Vineyard Replanting Program                                           400,000
                                                                   ----------
Reserve for Operating Deficits6                                       514,000
                                                                   ----------

Total Use of Net Proceeds                                          $4,118,000
                                                                   ----------

        (b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the Offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used. N/A

NOTE: After reviewing the portion of the Offering allocated to the payment of Offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.     (a)    If material amounts of funds from sources other than this
               Offering are to be used in conjunction with the proceeds from this Offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If
               contingent, explain. N/A
---------



3 This reflects repayment of the bridge loan financing in the principal amount of $50,000 together with an aggregate of $854,000 in repayment of loans to and guaranteed by related parties.

4   Reflects acquisition of wine grapes and bulk juice.

5 Reflects acquisition of crush pad, fermentation tanks and storage barrels.

6 Based upon operations for the first six (6) months of 1998, the reserve would be sufficient for at least 12 months. Proceeds not utilized to fund operating deficits would be held in reserve for acquisition of additional inventory.

        (b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of the proceeds of such indebtedness.

               See Question 4 "Company Indebtedness". The proceeds of the indebtedness was used to fund ongoing operations and to fund a portion of the construction of improvements to the winery.

        (c) If any material amount of the proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons. N/A

        (d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:


               Approximately $665,000 of the proceeds of the Offering will be utilized to pay loans made by, or guaranteed by the Directors of the Company.


11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgements, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.


        The Company anticipates that, upon completion of this Offering, the Company will have sufficient funds to allow it to achieve break even cash flow by the end of 1999 and will have a sufficient reserve for cash flow deficits to cover any losses. The Company is currently not in default or in breach of any note, loan or lease, and it is not anticipated that any default will occur assuming successful completion of this Offering. In this regard, the Company secured cooperation of its vendors who will be paid in full from the proceeds of this Offering. In addition, indebtedness to related parties have either been extended or have been termed demand notes for which no demand for payment has been made. (See "MANAGEMENT, DISCUSSION AND ANALYSIS OF CERTAIN FACTORS")


12. Indicate whether proceeds from this Offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known. (See "MANAGEMENT, DISCUSSION AND ANALYSIS OF CERTAIN FACTORS")

                                CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalization or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this Offering and the use of the net proceeds therefrom:


                              Amount Outstanding


                                             As of          As of
                                            12/31/97        6/30/98          As Adjusted
                                            --------        -------          -----------
Debt:
Short term debt (average
interest rate 9.1%)                         $ 1,454,000    $ 1,909,000    $ 1,229,000
                                            -----------    -----------    -----------

Long-term debt (average
interest rate 11%)                            1,665,400    $ 1,665,400      1,665,400
                                            -----------    -----------    -----------

      Total debt                              3,119,400    $ 3,574,400      2,894,400
                                            -----------    -----------    -----------

Preferred stock-par or stated
  value

       Series A Preferred Stock                     -0-            -0-    8,618,0000(A)
           (1,000,000 shares outstanding,     -----------    -----------    -----------
        as adjusted)

Common stock - Par or stated value                7,157          7,973          7,973
                                            -----------    -----------    -----------

Additional paid in capital                    2,112,473      2,266,657      2,266,657
                                            -----------    -----------    -----------

Additional capital-stock awards                 155,000            -0-            -0-
                                            -----------    -----------    -----------

Additional Capital-Underwriters Warrants
($.0001 per warrant)                                -0-            -0-              5
                                            -----------    -----------    -----------

Receivable from stockholder                     (75,000)       (75,000)       (75,000)
                                            -----------    -----------    -----------

Retained earnings
     (accumulated deficit)                   (1,559,348)    (2,054,780)    (6,554,780)
                                            -----------    -----------    -----------


   Total stockholders equity                    640,282        144,850      4,262,855
                                            -----------    -----------    -----------

Total Capitalization                        $ 3,759,682    $ 4,547,085    $ 7,157,255
                                            ===========    ===========    ===========
Number of Preferred shares authorized to be outstanding:

                                             Number of                      Par Value
        Class of Preferred                Shares Authorized                 Per Share
        ------------------                -----------------                 ---------
        Series A 6% Preferred                 1,600,000                         $.001


        --------------------              ----------------                      -----

        --------------------              ----------------                      -----


(A) Amount represents estimated net proceeds from this offering of $418,000,000 and includes an estimated charge of $4,500,000 (based on a 10% discount from the offering price) related to the 500,000 shares of Preferred Stock which are being registered on behalf of a single shareholder.

Number of common shares authorized: 50,000,000 shares. Par or stated value per share, if any: $.001

Number of shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 2,000,000 shares.

                          DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

        [  ]   Common Stock
        [x]    Preferred or Preference Stock
        [  ]   Notes or Debentures
        [  ]   Units of two or more types of securities, composed of:
               _________________________________________________________
        [  ]   Other: __________________________________________________
               _________________________________________________________
               _________________________________________________________

15. These securities have:

        Common Stock
        Yes    No
        [  ]   [x]        Cumulative voting rights
        [  ]   [x]        Other special voting rights
        [  ]   [x]        Preemptive rights to purchase in new issues of shares
        [x]    [  ]       Preference as to dividends or interest--Preferred
        [x]    [  ]       Preference upon liquidation--Preferred_______________
        [  ]   [  ]       Other special rights or preferences
        (specify):

16.     Are the securities convertible? [ ] Yes [x] No
        If so, state the conversion price or formula.______________________.
        Date when conversion becomes effective:__/__/___   ________________
        Date when conversion expires: __/__/___   ___________

17.     (a)    If securities are notes or other types of debt securities: N/A

18. If securities are Preference or Preferred Stock: Are unpaid dividends cumulative? [x] Yes [ ] No
        Are securities callable? [x] Yes [ ] No Explain: The Company may redeem the Preferred Stock at such price and upon such terms as may be agreed upon by the Company and shareholders owning a majority of the outstanding shares of Preferred Stock.

   NOTE: Attached to this prospectus are copies of the Articles of Incorporation of the Company that give rise to the rights of holders of the Preferred stock being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:
        N/A

20. Current amount of assets available for payment of dividends (if deficit must be first made up, show deficit in parenthesis): Not applicable as dividends are payable solely with shares of Preferred Stock.


                             PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this
        Offering are:    _______________________________________________


     Name: Klein Maus and Shire, Inc.   Name: J.P. Turner & Co., L.L.C.
                                              -------------------------

     Address:  110 Wall Street          Address:3340 Peachtree Road, Suite 450
               New York, NY 10005              -------------------------------
                                        Atlanta, GA 30326
                                        -----------------
     Telephone No (212) 785-4545        Telephone No (   )
                                                     ---------------


     The sole officers and directors of Klein Maus and Shire are: Asim Kahli and Ali Mohammed Kahn.
     The officers and directors of J.P. Turner are: .

22. Klein Maus and Shire, Inc. and J.P. Turner (the "Underwriters") will acquire the shares of Preferred Stock on a firm commitment basis for which it will receive a sales commission equal to 10% of the proceeds of the Offering. In addition, the Underwriters are entitled to a non-accountable expense allowance equal to 2% of the proceeds of the Offering ($100,000) of which $25,000 has been paid by the Company. In addition, the Underwriters will receive warrants to purchase up to 10% of the number of shares of Preferred Stock sold by the Underwriters at a price of $.0001 per warrant. The warrants may be exercised at any time during the four (4) year period commencing one year after the issuance of the Preferred Stock offered hereby at an exercise price of $16.50 per share. The Underwriters have the right to have the warrants and the underlying shares of Preferred Stock registered any time the Company files a registration statement and, in addition, may demand one additional registration at any time at their discretion.

        The Underwriters have the right to designate one person to be a member of the Board of Directors for up to three (3) years after the effective date of this registration statement or, alternatively, the right to designate an individual to attend all board meetings. As of the date of this Prospectus, the Underwriters have not designated an individual to be a member of the Board of Directors or be a representative to attend board meetings.

        For a period of five (5) years after the effective date of the registration statement, the Underwriters will have a right of first refusal to participate in any future securities Offering conducted by the Company. In addition, except for fair market value the Company may not offer any equity stock other than the 2 million shares authorized under the current Stock Option Plans, without the prior written consent of the Underwriters. Finally, current officers and directors of the Company including holders of shares of Common Stock issued pursuant to the Company's Stock Option Plans cannot sell their Common Stock for a period of 24 months after the effective date of this registration statement without the prior written consent of the Underwriters.

        500,000 shares are also being registered for the account of Colin Frank Riseam who is currently the sole holder of Preferred Stock of the Company. Mr. Riseam has never held any office or other position with the Company nor has he had any other relationship with the Company other than in connection with loaning the Company funds as disclosed under Question 4 - Company Indebtedness. Mr. Riseam's shares are subject to a Lock-Up Agreement and no shares will be sold on behalf of Mr. Riseam by the Underwriters for a period of at least 13 months after the effective date of this Offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. N/A

24. If this Offering is not being made through selling agents, the names of persons at the Company through which this Offering is being made:

        Name:   N/A

25. If this Offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply: N/A

26.
        (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowee until minimum proceeds are raised: N/A

        (b) Date which funds will be returned by escrow agent if minimum proceeds are not raised. N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: Other than with respect to Mr. Riseam, as discussed above, there are no restrictions on any outstanding shares of Preferred Stock. However, shares of Common Stock held by officers and directors including holders of shares of Common Stock issued pursuant to the Company's stock option plans are restricted by agreement with the Underwriters such that no officer, director or other shareholders receiving shares issued pursuant to the stock option plans may sell any stock for a period of twenty-four months without the written consent of the Underwriters. Moreover any common stock issuable pursuant to the Company Stock Option Plans will be non-registered stock and, therefore, will be restricted by applicable securities laws. In addition, any common stock to be sold through Rule 144 under the Securities Act of 1933, as amended, or otherwise by the holders of the common stock shall be executed through the Underwriters.

        NOTE: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash and merged with a public company that their investment in the Company may be illiquid indefinitely.

                   DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five (5) years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when: N/A

NOTE: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon the recommendation by the selling agents or finders to buy the securities.


                  OFFICERS AND KEY PERSONNEL OF THE COMPANY

29.     Chief Executive Officer:   Title: President
        Name: Mack H. Jennings     Age: 55
        Office Street Address:     4162 Big Ranch Road, Napa, CA 94558
        Telephone No.:             (707) 259-6777


        Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        President of the Company - 1996 to Present
        Stags' Leap Winery - Controller - 1996
        Pokka Beverages, Inc., General Manager, Executive Vice President, Director 1989-1996

        Education (degrees, schools, and dates):

        B.A. Westminster College, Fulton, MO 1964
        M.B.A. (with honors) University of Oregon, 1970

        Also a Director of the Company : [x] Yes  [  ] No

        Indicate amount of time to be spent on Company matters if less than full time.

30.     Chief Operating Officer:  N/A      Title:_________________
        Name:                              Age:
        Office Street Address:             Telephone No.:
                                           (    )       -


31.     Chief Financial Officer            Title: President
        Name:  Mack H. Jennings            Age: 55
        Office Street Address:             4162 Big Ranch Road, Napa, CA 94558
        Telephone No.:                     (707) 259-6777

        Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        President of the Company - 1996 to Present
        Stags' Leap Winery - Controller - 1996
        Pokka Beverages, Inc., General Manager, Executive Vice President, Director 1989-1996

        Education (degrees, schools, and dates):

        B.A. Westminster College, Fulton, MO 1964
        M.B.A. (with honors) University of Oregon, 1970

        Also a Director of the Company : [x] Yes  [  ] No

        Indicate amount of time to be spent on Company matters if less than full time.

32.      Other Key Personnel:

        (a)    Name: John P. Caponigro     Age:   41
               Title:  Secretary, General Counsel
               Office Street Address:            36800 Woodward Ave.,Suite 239,
                                                 Bloomfield Hills, MI 48304
                  Telephone No.:                 (248) 647-6860

        Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        Principal of The Law Firm of Frasco and Caponigro, P.C. from 1989 to present.

        President and CEO of Sports Management Network, a sports and entertainment legal and marketing firm based in Bloomfield Hills, Michigan; from 1989 to present.

        Education (degrees, schools, and dates):

        BBA University of Toledo 1978
        MBA University of Toledo 1982
        JD University of Toledo 1982

        Also a Director of Company? [X] Yes  [  ] No

        Indicate amount of time to be spent on Company matters if less than full time:

        As needed, less than 10 hours per week.

        (b)    Name: Robert L. Pepi, Jr.     Age:   47
               Title: Winemaker
               Office Street Address:        4162 Big Ranch Road,
                                             Napa, CA 94558
               Telephone No.:                (707) 259-6777

               Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

               Winery Consultant - 1995 - Present

               Stinson Lane, Ltd. (winery) - General Manager of California Operations - 1991-1995
               Robert Pepi Winery - General Partner and General Manager - 1980-1991

               Education (degrees, schools, and dates):

               B.A. Pomona College 1972
               University of California at San Francisco 1975-1976 - Bus/Acctg. Courses
               University of California at Davis - 1980-1983 - Enology and Vitacultural Courses
               The Wine Lab - 1981-1984 - Enology Courses

               Also a Director of Company? [   ] Yes [x] No

               Indicate amount of time to be spent on Company matters if less than full time:

               Approximately 1/2 time.

                           DIRECTORS OF THE COMPANY

33. Number of Directors: 5. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

        ____________________________________________________________

34. Information concerning outside or other Directors (i.e. those not described above):

         (a)   Name: Joseph E. Antonini    Age:  56
               Office Street Address:      1800 West Maple Road,
                                           Troy, MI 48084
                  Telephone No.:           (248) 614-3880

        Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        Consultant and Private Investor

        Former Chairman, President and CEO of Kmart Corporation - 1986 - 1995 held various positions at Kmart Corporation - 1964-1986

        Chairman of the Board - AWG, Ltd. - 1996 - Present

        Director   - Shell Oil Company
                   - Ziebart
                   - American Speedy Printing

        Education (degrees, schools, and dates):

        B.S. in Business Administration from West Virginia University in 1964

         (b)   Name: Mario Andretti       Age:  58
               Office Street Address:     53 Victory Lane, Nazareth, PA 18064
                  Telephone No.:          (610) 759-5118

        Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        Race car driver: 1956 - present

        Consultant and private investor:   1996 - Present

        Education (degrees, schools, and dates):

        N/A

         (c)   Name: Bruce Williams         Age:  37
               Office Street Address:       141 West Jackson, Suite 4220-B,
                                            Chicago, IL 60604
                  Telephone No.:            (312) 341-7370

        Names of employers, titles and dates of positions held during past five years with an indication of job responsibilities:

        Since 1982, Mr. Williams has been a market maker at the Chicago Board of Trade and specializes in agricultural products. Since 1988, he has been a full member of the Chicago Board of Trade and a principal of Williams Trading, a commodities trading company.

        Vice Chairman of Chicago Board of Trade, Membership Committee (1996 - present)
        Chairman of the Dow Jones Futures Committee (1997-1998)

        Education (degrees, schools, and dates):

        N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

        [x] Yes                    [ ] No

Explain: Mr. Jennings previously served as General Manager, Executive Vice President and Director of Pokka Beverages, Inc. from 1989 to 1996 and was Controller of Stags' Leap Winery during a portion of 1996.

        (b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

        Mr. Jennings is not subject to any noncompetition Agreement. The Company is not using any proprietary information obtained from his prior employers.

        (c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start up or development stage and described the circumstances, including relevant dates. N/A

        (d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

        Robert Pepi is an independent contractor who is working without a written contract. He is compensated at the rate of $2,000 per month. He has also been awarded 25,000 shares of the Company's Common Stock.

        (e) If the Company has key man life insurance policies on the any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse. N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions. N/A

                            PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and Preferred Stock presently outstanding) starting with the largest Common Stockholder. Include separately all Common Stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.


                                 COMMON STOCK

Name                      Average                                       No. of Shares
Office Street Address     Price                                         Held After
Telephone Number          Per               Shares         % of         Offering if                 % of
Principal Occupation      Share             Now Held         Total      All Securities Sold         Total
--------------------      -----             --------         -----      -------------------         -----
Mario Andretti            $ .19 - .33      1,944,211        23.79        1,944,211                   23.79
53 Victory Lane
Nazareth, PA 18064
(610) 759-5118
Race Car Driver;
Investor


Joseph Antonini           $  .19 - .33     1,196,158        14.63        1,196,158                   14.63
1800 West Maple Road.
Troy, MI 48084
(248) 614-3880
Consultant, Investor

Bruce Williams            $ .19 - .33        884,211        10.82          884,211                   10.82
141 West Jackson
Suite 4220-B
Chicago, IL 60604
Commodities trader;
investor

John P. Caponigro         $ .19 - .27        284,211         3.48          284,211                    3.48
26800 Woodward Avenue
Suite 239
Bloomfield
Hills, MI 48304
Attorney; Consultant

Mack Jennings             $ .58              170,000         2.51          170,000                    2.51
4162 Big Ranch Road       $ .25*              35,000                        35,000
Napa, CA 94558
President of the Company

*Assumes exercise of options to purchase 35,000 shares at $0.25 per share.



                               PREFERRED STOCK

Name                      Average                                       No. of Shares
Office Street Address     Price                                         Held After
Telephone Number          Per               Shares           % of       Offering if                 % of
Principal Occupation      Share             Now Held        Total       All Securities Sold        Total
--------------------      -------           --------        -----       -------------------        -----
Colin Frank Riseam          -0-              500,000          100               500,000               50
110 Park Road
Hampton Hill
England TW 12 1HR

38. Number of shares beneficially owned by Officers and Directors as a group: Before Offering: 4,478,791 (55.23% of total outstanding)


           MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.     (a)    If any of the Officers, key personnel or principal
               stockholders are related by blood or marriage, please describe. N/A

        (b) In connection with their initial acquisition of stock in the Company, Messrs. Antonini and Andretti are currently indebted to the Company in the amount of $84,190 each. The loan from Mr. Antonini is recorded in the Company's financial statements as a receivable recorded in equity. The other note is included in amounts due from stockholders.


               The Company has entered into an informal oral consulting agreement with Joseph Antonini pursuant to which Mr. Antonini has agreed to provide consulting services to the Company. This oral agreement extends through January 2002. However, this oral agreement can be terminated by either party. Compensation for such consulting services shall be $50,000 per year payable in Common Stock of the Company as of the end of each calendar year. The stock will be valued based on the trading price of the stock as of December 31, of each year. Subject to election by the Shareholders on an annual basis, Mr. Antonini has also agreed to serve as Chairman of the Board of the Company at no additional compensation. There is no minimum or maximum amount of time in which Mr. Antonini has agreed to devote to the Company's business. Currently, Mr. Antonini and the Company estimate that he devotes approximately 20 hours per week to Company affairs. There is no assurance that he will continue to devote this amount of time to the Company and he is under no obligation to do so.


               In addition, in 1998 the Company entered into a revised licensing agreement with Mario Andretti to utilize the name and image of Mr. Andretti in connection with the marketing of the Company's products. The term of the License Agreement is indefinite unless otherwise terminated for cause (as defined below). The License is exclusive as to the business and products of the Company and the territory is world wide. Pursuant to the License Agreement, Mr. Andretti has agreed to participate in advertising and promotional activities on behalf of the Company including, but not limited to, radio, television and print media advertising spots, trade relations activities and personal appearances. The Company will pay all expenses of Mr. Andretti including, if requested by Mr. Andretti, the expenses of his personal aircraft. Mr. Andretti will make himself available at various auto race venues and will provide the Company with his traveling itinerary so that the Company can coordinate promotional activities.

               In addition, Mr. Andretti shall receive a royalty equal to 5% of the gross revenues and sales of all products bearing his name or likeness. As to all other products sold by the Company, Mr. Andretti shall be entitled to the lesser of 2% of Company profits on all other wine sales or $150,000 per year. In the event of the death of Mr. Andretti, the Company can either negotiate similar agreements with his son, Michael or at its option, reduce royalty payments by 25%.

               Mr. Andretti may terminate the Agreement for cause which is defined to include failure to make royalty payments, solvency of the Company, breach of Agreement, use of Mr. Andretti's likeness or name on any product without his prior consent or the failure to maintain product liability insurance. In addition, subject to approval by the shareholders on a yearly basis, Mr. Andretti shall be entitled during the term of the Agreement to a position on the Company's Board of Directors and to be compensated at the same rate as other Directors.

               Finally, in exchange for legal consulting services, Mr. Caponigro has been granted 100,000 shares of the Company's Common Stock at no cost. Mr. Caponigro is under no obligation to continue to provide legal services for the Company in connection with the grant of the stock.

        (c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this Offering, explain and state the amounts involved.

               Joseph Antonini, the Chairman of the Board of the Company has guaranteed $950,000 of the Company's indebtedness to Bank of Bloomfield Hills, Michigan.

               In December 1996, Messrs. Joseph Antonini, Bruce Williams (each of whom are Directors of the Company) and Carl Haas loaned the Company an aggregate amount of $350,000 in exchange for the right to receive Convertible Preferred Stock of the Company at such time as such stock was authorized by the shareholders. Such Preferred Stock would have been Convertible into Common Stock of the Company at any time the Company conducted a public offering of its Common Stock at a price equal to eighty (80%) percent of the contemplated Offering price per share. Since the Company has no plans to offer its Common Stock and in order to alleviate the debt burden of the Company, Messrs. Antonini, Williams and Haas agreed to convert their debt into Common Stock at a price of $.33 per share which approximated the trading price of the stock at the time of the conversion in early December 1997.

               In addition, Mario Andretti, a Director of the Company, exchanged his right to receive $220,000 worth of royalties for the years 1995 and 1996 for Common Stock of the Company at $.33 per share in early December 1997.


               Section 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors, and other corporate agents for actions taken by reason of the fact that such person is or was an officer, director or other corporate agent, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to the best interests of the Corporation and had no reasonable cause to believe such conduct was unlawful. These terms are sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act"). The Company's Certificate of Incorporation and the Company's Bylaws provide for indemnification of the Company's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada Revised Statutes. INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE ACT MAY BE PERMITTED TO DIRECTORS, OFFICERS AND CONTROLLING PERSONS OF THE COMPANY, PURSUANT TO THE FOREGOING PROVISIONS, OR OTHERWISE, THE COMPANY HAS BEEN ADVISED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS, THEREFORE, UNENFORCEABLE.


40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:


                                                    Cash          Other
                                                    ----          -----

        Chief Executive Officer: Mack Jennings      $65,000       $ 58,000 1
        Key Personnel: Robert Pepi, Jr.             $24,000       $  6,750 1
        Others:  Joseph Antonini                    $    -0-      $ 50,000 2

---------

1 Estimated fair market value of 100,000 shares granted to Mack Jennings and 25,000 shares granted to Robert Pepi. On January 13, 1998, Mr. Jennings' salary was increased to $75,000 per annum and he was granted a bonus of $20,000 contingent upon the Company reaching profitability during 1998. In addition, in 1998 Mr. Jennings was granted options to purchase 35,000 shares of the Company's Common Stock at an exercise price of $0.25 per share.

2 All the Directors are paid in Common Stock of the Company. Payment is made as of December 31st of each year based on the fair market value of the Common Stock of the Company as of that time. In addition, in exchange for legal consultation services provided during 1997, Mr. Caponigro was issued 100,000 shares of the Company's Common Stock. Such stock was valued at $27,000.

               Mario Andretti                       $    -0-      $ 35,000 2
               John P. Caponigro                    $    -0-      $ 62,000 2
               Bruce Williams                       $    -0-      $ 35,000 2

        Total                                       $89,000       $246,750 2
                                                    =======       ========

Officers, Directors and Key Personnel as
 a group (6 persons)                                $65,000       $246,750

        (b) The Company currently has an Employment Agreement with Mack Jennings as its President and Chief Executive Officer. The Employment Agreement which was executed on January 1, 1997 is for a term of 1 year renewable annually thereafter. In calendar year 1998, Mr. Jennings is entitled to a base salary of $75,000 per annum plus a bonus of $20,000 which is contingent upon the Company achieving profitability in 1998. As a result, if the Company achieves profitability as determined by the Company's financial statements for the year ended December 31, 1998, Mr. Jennings will be entitled to a bonus without regard to the amount of profitability. Bonus arrangements, if any, for future years will be determined by negotiation between Mr. Jennings and the Company's Board of Directors. In addition to a salary, Mr. Jennings will be entitled to participate in any health insurance provided to employees of the Company, of which none is currently available. Mr. Jennings shall be entitled to 1 week of vacation during his first year of employment, 2 weeks of vacation during years 2-5, and 3 weeks of vacation thereafter. Pursuant to the terms of the Employment Agreement, Mr. Jennings was granted 100,000 shares of the Common Stock which vested immediately. In the event that the contract is terminated for any reason other than for breach of the contract by the Company, Mr. Jennings shall be restricted for a period of 6 months from competing with the Company. It should be noted that the enforceability of non-competition clauses are dependent in large part on the facts and circumstances surrounding the need for such a provision. The Company believes that due to the relatively short duration of the covenant that it would be enforceable. However, any challenge by Mr. Jennings would be determined by arbitration (as set forth below).

               In the event that the contract is terminated without cause, Mr. Jennings shall be entitled to a severance payment equal to the greater of the balance of the 1 year term remaining on the contract or 6 months. There will be no severance payments in the event that the Agreement is terminated for cause. Pursuant to the terms of the Employment Contract, for cause is defined to include (1) employee's willful material and irreparable breach of the Employment Agreement; (2) employee's gross negligence on the performance or intentional non-performance of his material duties and responsibilities; (3) employee's willful dishonesty, fraud or misconduct with respect to the business or affairs of the Company which conduct materially and adversely affects the operations or reputation of the Company; (4) employee's conviction of a felony; or (5) chronic alcohol abuse or illegal drug abuse. Finally, the Company and employee have agreed to settle any disputes under the Agreement by means of binding arbitration.

               In addition to his Employment Agreement, in January of 1998, Mr. Jennings was granted options to purchase 35,000 shares of the Company's Common Stock with an exercise price of $.25 per share exercisable any time through January 13, 2008, assuming continuous employment with the Company.

               The Company has an oral consulting agreement with its winemaker Robert Pepi, Jr. who manages the Company's wine making operations. Mr. Pepi is being paid at the rate of $2,000 per month. In addition, Mr. Pepi has been granted 25,000 shares of the Company's Common Stock at no cost. The Company has also agreed to issue an additional 75,000 shares to Mr. Pepi in the event he terminates consulting activities with other wineries. This Agreement may be terminated by either party.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: 37,500 shares (.53% of total shares to be outstanding after the completion

---------

2 All the Directors are paid in Common Stock of the Company. Payment is made as of December 31st of each year based on the fair market value of the Common Stock of the Company as of that time. In addition, in exchange for legal consultation services provided during 1997, Mr. Caponigro was issued 100,000 shares of the Company's Common Stock. Such stock was valued at $27,000.

               of the Offering if all securities sold, assuming exercise of options and conversion of convertible securities).


               Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

               The Company currently has options outstanding for 37,500 shares under its Incentive Stock Option Plan. The options were granted on January 13, 1998 and expire on January 13, 2008. The options are exercisable at $0.25 per share as long as each of the recipients remain in the employ of the Company. As of the date of this Prospectus, no options have been exercised. The Company has outstanding The AWG, Inc. Incentive Stock Option Plan ("Incentive Stock Option Plan") and The AWG, Inc. Nonqualified Stock Option Plan ("Nonqualified Plan"). These plans were adopted by the Board of Directors of the Company in November, 1997 and were approved by the shareholders of the Company on January 13, 1998. Employees, directors and consultants of the Company are eligible for the grant of options under the Nonqualified Stock Option Plan. Only employees are eligible for the grant of options under the Incentive Stock Option Plan. A total of 1,500,000 shares have been reserved for the Nonqualified Stock Option Plan, and 500,000 shares for the Incentive Stock Option Plan. Under each plan, the Board of Directors determines the recipients and the number of options granted to such recipients. Each plan is intended to comply with Rule 16b-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). The consideration for each option granted under each plan will be established by the Board of Directors. The shares issued under the Nonqualified Stock Option Plan will have such terms and be exercisable at such times as the Board of Directors may determine. Each option plan provides that, in the event of a merger or reorganization of the Company, outstanding options shall be subject to the Agreement of Merger or reorganization.

        (b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: 0 shares.

        (c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

               Any amendments to the existing stock option plans or the adoption of any future stock option plans will be subject to shareholder approval as required in order to comply with the provisions of Rule 16b-3 of the Exchange Act.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangement to assure that these persons will remain with the Company and not compete upon any termination:

        See description of Employment Agreement of Mack Jennings in Question 40 (b).

                                  LITIGATION


43. Describe any past, pending or threatened litigation or administrative action which has held or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and the amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations. N/A


                                LEGAL MATTERS

The validity of the Preferred Stock offered hereby and certain other legal matters will be passed upon for the Company by Jackier, Gould, Bean, Upfal & Eizelman, 1533 North Woodward Avenue, Suite 250, Bloomfield Hills, MI 48304-2863. Certain legal matters in connection with this Offering will be passed upon for the Underwriters by Doros & Brescia, 1140 Avenue of the Americas, Penthouse 22nd Floor, New York, NY 10036.

                             FEDERAL TAX ASPECTS

44. This provision is not applicable as the Company is not a Subchapter S Corporation.

                            MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Prospectus not misleading or incomplete.

Sales of Unregistered Securities

THE FOLLOWING DESCRIBES EVENTS WHICH OCCURRED UNDER PRIOR MANAGEMENT.


        From March 5, 1996 through November 27, 1996, the Company sold shares of its Common Stock to three (3) consultants retained by the Company ("Consultants") as well as to approximately seven (7) investors not affiliated with the Company ("Investors"). It appears that approximately $860,000 was raised from Investors and approximately $500,000 was raised from the Consultants. The securities sold were not registered. According to Company records, sales of the securities to Investors were sold pursuant to the registration exemption afforded by Rule 504 under Regulation D adopted by the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "Act"). Although Company records do not discuss the sale of securities to the Consultants, it is presumed that such sales were made pursuant to the exemption afforded by Rule 701 adopted by the SEC pursuant to the Act.


        Rule 504 exempts an offering of securities from federal registration requirements if an issuer meets certain requirements including, among other things, (1) that the Offering does not exceed $1,000,000 within a 12 month period (less sales of certain other exempt securities but not including sales pursuant to Rule 701); and the issuer is not a reporting company pursuant to the Securities Exchange Act of 1934, as amended ("Exchange Act"). Rule 701 provides an exemption from the registration provisions under the Act for sales of securities to, among others, consultants of an issuer if, among other things, the issuer is not a reporting company; aggregate sales do not exceed the greater of $500,000 or 15% of the outstanding Common Stock of the issuer; and sales are made pursuant to a plan or an agreement with the consultant. It appears from the Company records that approximately $500,000 in securities were sold to Consultants during the period in question. This amount did not exceed the 15% limitation required by Rule 701. It further appears that the sales to the consultants were pursuant to a consulting and stock option agreement between the Company and the Consultants dated March 10, 1996.

        It should be noted that with respect to the Rule 504 Offering, no Form D was filed in connection therewith. The primary effect of failure to file this form would not be to necessarily invalidate the Offering. Such failure may prevent the Company from using certain exemptions for an indefinite time in the future. In connection with the sales pursuant to
Section 701, such securities are restricted and cannot be resold by a party without an applicable exemption from registration. It appears from the Company's stock records that many of the shares of stock sold to the Consultants were in fact resold shortly after the initial sale to such persons. As a result, it can be argued that the exemption afforded by Rule 701 may not be available for those sales. In the event that Rule 701 is not available, such shares would have been issued without registration and without an applicable exemption therefrom. Such shares, could in turn be added to the aggregate Offering amount pursuant to the Rule 504 Offering thereby increasing the aggregate Offering amount under Rule 504 beyond $1,000,000 and therefore potentially invalidating the Rule 504 Offering.

        In the event that the entire Offering is found to be invalid as a result of the failure to qualify for an applicable exemption from registration under the Act, the sale of such securities would violate Section 12(a)(1) of the Act. Section 12(a)(1) of the Act provides that any person who offers or sells a security in violation of Section 5 [Registration Provisions of the Act] is liable to the person purchasing such security for an amount equal to the consideration paid for such security together with interest thereon. Pursuant to Section 13 of the Act, no action may be brought to enforce a liability under Section 12(a)(1) unless such action is brought within one (1) year after the violation upon which it is based. Since the last sale of the securities occurred on November 19, 1996, the statute of limitations with respect to any registration violations terminated on November 19, 1997.

        Section 12(a)(2) of the Act prohibits the use of a prospectus or oral communication which includes an untrue statement of material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. As in the case of a violation of 12(a)(1), in the event of a violation of 12(a)(2), a purchaser would be entitled to seek the consideration for his or her investment plus interest thereon. Such an action must be brought within one
(1) year of the date Purchaser discovered the untrue statement or omission (or should have been discovered by the exercise of reasonable diligence) but in no event beyond three (3) years after the sale. It is unclear from Company records what information was given to Purchasers of the stock. However, it appears that a business plan was prepared and was distributed. A copy of the business plan is not available from the Company. Moreover, the Company did have information in the marketplace pursuant to Rule 15c-2-11 under the Exchange Act. Since it cannot be determined what information was provided each investor, no determination can be made as to whether the information provided an investor was misleading or whether any material information was omitted. However, the Company has represented that no Investor or Consultant has instituted any action against the Company nor has any such threat been communicated to the Company. In connection with any securities offering, a threat always exists, that a purchaser can bring an action under Section 12(a)(2) alleging that the information (whether written or oral) provided to such investor is misleading or omits to statement of material fact. However, in absence of any shareholder complaints nor any evidence that misleading information was provided to an investor, the Company has no current liability under Section 12(a)(2).

        Based on the Company records, compliance with applicable state securities laws is unclear. However, to the extent sales were made to the State of California, it does not appear that any applicable exemption from registration has been satisfied. In the event that the Company has been found to violate the registration provisions of the California securities laws, any action must be brought within two (2) years after the violation or one (1) year after the discovery of the facts constituting such violation. Notwithstanding the Company's possible exposure under California securities laws, it should be noted that the Company believes that each of the Consultants who acquired their shares in the Company are no longer shareholders and are believed to have sold their stock at or above the prices at which they were acquired. As to the other Investors who purchased stock in the Company, most are believed to have sold their shares and the remaining purchasers are not believed to be California residents or entities.

        In addition to investor actions, there is an issue as to potential penalties the Company could incur either from the SEC or from an applicable state regulatory agency. In this regard, various exemptions from registration adopted by the SEC as well as by various states do provide that such exemptions may be unavailable to companies as a result of prior violations of securities laws and for financial penalties. However, such prohibitions may be waived upon application by the Company for good cause. The Company would argue that since each of the potential violations alleged to have occurred happened under former management and since current management has endeavored to comply with the securities laws, the Company should not be prohibited from use of various exemptive provisions under applicable federal and state laws. However, there can be no assurance that any such prohibitions would be waived and it is very possible that such exemptions would not be available to the Company for an extended period of time. Moreover, since the individuals who were responsible for any securities violations are no longer employed by the Company, there may be strong, credible arguments that no financial penalties should be imposed on the Company for any violations. There is no financial civil liability under the Act. Under California law, a $2,500 fine can be imposed for any violation.

       MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

46. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken to address these causes.


        The Company has experienced losses from operations for several reasons. First and foremost, the Company has not generated sufficient sales of its wines. While in fiscal year 1997, the Company sold 7,300 cases of its wine as compared to 250 cases in 1996, the Company must sell a minimum of 15,000 cases of wine and generate approximately $200,000 in operating profits from its newly constructed tasting room and hospitality center in order to break even in operations from a cash flow standpoint. The Company did not derive any revenue from the tasting room and hospitality center in 1997. To the extent that the Company does generate revenue from the tasting room and hospitality center, this will have the effect of reducing the pressure of achieving higher wine sales. The Company believes it will be able to secure sufficient wine grapes and bulk juice inventory to permit it to produce sufficient wine to meet the 15,000 case threshold. Moreover, the Company believes that its expanding distributor network will help in achieving desired sales levels. This strategy has been demonstrated by the increase in sales and revenues from fiscal year 1996 to fiscal year 1997.


        In addition to insufficient sales, the Company also experienced unusual legal and accounting expenses incurred as a result of a lack of experience and organization of prior management and in connection with the preparation of this offering. In future years, these expenses are expected to be reduced from in excess of $150,000 in fiscal year 1997 to less than one third of that in fiscal year 1998.

        Finally, as a result of a lack of capital for operations, the Company was forced to obtain a significant amount of debt financing to cover ongoing cash flow deficits. This in turn has resulted in the Company incurring excessive interest expenses, which expenses represented approximately 30% of the negative cash flow experienced by the Company. The Company believes it will be able to refinance its existing indebtedness, reducing a portion of the principal amount of the debt and reducing the interest rate resulting in an overall savings of approximately $70,000 per year.

        The Company believes that through increased production capability, an increased distribution network together with the operation of the wine tasting room and the hospitality center, it will be able to achieve a break even cash flow prior to debt service by the end of fiscal year 1999.

47. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

        Due to the fact that the Company has only minimal operating history, any trends in the Company's historical operating results are not meaningful. While the Company made great strides in fiscal year 1997 as compared to fiscal year 1996, the difference in management and operations are so different as to make any comparison meaningless. During fiscal year 1996, the Company's management was very inexperienced and exhibited serious operational and organizational problems. In the fiscal year 1997, the Company, upon the acquisition of a controlling interest by Messrs. Andretti and Antonini together with the retention of Messrs. Jennings and Pepi experienced a turnaround on several levels. First, the Company began a program of replanting its vineyard which is a necessary prerequisite in order for the Company to achieve its long term goals. Second, the Company began the process of securing sources for the acquisition of wine grapes and bulk juice to enable it to produce wines and to enable it to establish long term relationships with wine grape growers to assure a supply of wine grapes in the future. This is a necessary component to enable the Company to grow even after its vineyard is mature since the vineyard will not produce enough wine grapes to allow the Company to produce all of the wine it may produce under its permit. Third, the Company has established a distributor network in over 20 states and in Japan to not only sell the modest amount of wine that the Company is currently producing but to establish a larger and more formidable distribution network which will be able to handle the Company's wine production as it increases over the next several years. Finally, the Company has established what it believes is a strong organizational and administrative structure which will support the Company through its growth phases.

        The Company's accomplishments during the 1997 fiscal year will, in the opinion of management, have a favorable and significant impact on the Company's results of operations during the fiscal year 1998 and beyond. The development of the tasting room and hospitality facility will create new avenues of revenue for the Company that were previously non-existent . The Company believes that gross profits from the wine tasting room and hospitality center could ultimately reach $600,000 per year, thereby providing a potential significant contribution to the profitability of the Company. This is based upon two events per week averaging 150 people per event at an average of $40 per person. The Company is one of the few facilities in Napa Valley which can accommodate this size of event. However, since the Company has had no prior experience with the wine tasting room or the hospitality center, it is uncertain as to the results the Company will achieve in fiscal year 1998 or in the future years. Moreover, it is not likely that the Company would achieve the gross revenues stated above in fiscal year 1998 and it is possible that the Company will not achieve such gross revenues for several years. Through the Company's efforts in establishing its expanded distribution network, the Company believes that it is in a position to significantly increase its sales assuming that it is able to increase its wine production levels. As indicated above, the Company now has a presence in almost half of the United States as well as in Japan. In addition, the Company intends on expanding its distributorship network to the States of California, Colorado, Georgia, New York, Oregon and Washington during fiscal years 1998 and 1999, which, if achieved, would result in the Company penetrating markets in over half of the United States and more specifically, in the largest wine consuming states. Finally, the Company believes that through the work of Robert Pepi, that it has made significant progress in both the replanting of its vineyard and in increasing its potential inventory of wine grapes and bulk juice. The Company has replanted approximately one third (1/3) of its vineyard and will complete the replanting of the remaining vineyard during fiscal years 1998 and 1999. However, as indicated under "Business", the vineyard will not achieve maturity until approximately three (3) to five (5) years after the replanting is complete. Until such time, the Company will be dependent upon its ability to obtain wine grapes at the harvest level as well as bulk juice. It is hoped that the need to obtain bulk juice will decrease as the replanted vineyard matures and as the Company's ability to obtain grapes at the harvest level increases. In this connection, it is expected that an improvement in the Company's profit margin will occur when the Company moves the production of wine from bulk juice to purchase grapes. In addition, a further increase in profit margin is expected when the Company produces wine from grapes harvested in its own vineyard as opposed to grapes purchased from third party sources. While the Company will attempt to acquire as many grapes as possible at the harvest levels as opposed to bulk juice, it can be anticipated that for the next several years, the Company will continue to need to acquire bulk juice and therefore it will continue to produce a significant amount of wine at lower profit margins. However, as the Company's vineyard matures and the Company is able to enter into longer term contracts with grape growers, the Company will be able to increase its profit margin on its wine production. It is likely that during fiscal year 1998, the Company will make only modest progress in this regard.

        The Company intends on purchasing necessary equipment in order to produce wine at its Big Ranch Road facility. This equipment would include a crush tank, fermentation equipment and storage barrels. This equipment will serve the Company's needs as the newly planted vineyard matures. The Company's management information system is very modest and is not utilized to communicate electronically either with its suppliers or distributors. As a result, the Company does not need to update its operating systems to address many of the complex year 2000 issues. While the Company's current software used internally is not fully year 2000 compliant, the Company believes that software that is fully compliant is available for purchase on reasonable terms and such software can be implemented with only minor expenditures. Moreover, since the Company is not dependent on single vendor, any vendor who is not Year 2000 compliant could be replaced.

        In March 1998, the Company entered into subscription agreements to sell five Units, each consisting of a $10,000 promissory note and 100,000 shares of the Company's Series A Preferred Stock for consideration of

        $10,000 per Unit. These shares were sold at a substantial discount from the proposed offering price of $10 per share. In November 1998, the Company received NASD approval to issue these shares of preferred stock subject to a "lock-up" provision which restricts the Unit holder's rights to sell these shares until 13-months after the effective date of the proposed offering. Upon completion of the Company's proposed offering, a non-cash charge to earnings will be recognized for the value of these restricted shares. The registration of these shares in addition to the 500,000 shares being offered pursuant to the Company's proposed public offering will result in a substantial decrease in the liquidation value available to existing shareholders and potential shareholders.

48. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 29%. What is the anticipated gross margin for next year of operations? Approximately 29%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

        The Company is currently operating on a gross profit margin of approximately 24%. As indicated in the discussion under Question 48, the Company's long term goal is to obtain wine grapes first from its own vineyard and secondarily from grapes at the harvest level from third party growers. Assuming that the Company is able to produce 42,000 cases of wine per year (which is the maximum allowed under its production permit at the Big Ranch Road facility) and to the extent the grapes utilizing such production come from its own vineyard and from third party growers, the Company's profit margin could increase over time. This further assumes the overall market for super premium wines remains stable. However, it should be noted that such a level of gross profit margin, if ever achieved, will not occur for approximately five (5) years. It is hoped, however, that the Company will continue to move in this direction commencing in fiscal year 1998 and each year thereafter such that the Company will become more dependent on its own vineyard and from grapes grown from third party sources and that profit margins in each year will increase from current levels. However, the Company is unable to project any specific increases in profit margins over the next several years and anticipates that due to the fact that the Company is still in the process of replanting its vineyard, that profit margins will not increase in the short term.

49. Foreign sales as a percent of total sales for last fiscal year: 0.5% Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

        While the Company does have a distributor in Japan, sales in Japan during the last fiscal year were insignificant and not expected to be material in fiscal year 1998.

                                   AWG, LTD.



               Consolidated Financial Statements for the
               Years Ended December 31, 1997 and 1996
               and Independent Auditors' Report

INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of AWG, Ltd.

We have audited the accompanying consolidated balance sheets of AWG, Ltd. (a Nevada corporation) and its subsidiary (the "Company") as of December 31, 1997 and 1996, and the consolidated related statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 10, claims may be made against the Company resulting from the sale of unregistered stock. The Company has a working capital deficiency and limited capital resources, has had negative cash flow from operations, and is having difficulty sustaining its operations and meeting its obligations as they come due, as discussed in Note 2. These circumstances raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Notes 2 and 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.





Oakland, California
January 28, 1998
(February 23, 1998 as to the last paragraph of Note 13)

AWG, LTD.

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                                                      1997           1996
                                                                      ----           ----
ASSETS

CURRENT ASSETS:
  Cash                                                            $    18,327    $    18,776
  Accounts receivable                                                  74,037          3,427
  Inventories                                                         728,529        448,728
  Receivables from stockholders                                        93,380        150,000
  Other current assets                                                 67,506         14,978
                                                                  -----------    -----------
           Total current assets                                       981,779        635,909

PROPERTY, PLANT AND EQUIPMENT - Net                                 2,734,443      2,037,685
OTHER ASSETS - Net                                                    369,905        352,814
                                                                  -----------    -----------
TOTAL ASSETS                                                      $ 4,086,127    $ 3,026,408
                                                                  ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade                                        $   160,787    $    78,726
  Other accrued liabilities                                           165,658         83,745
  Payable to stockholder                                                 --          220,000
  Current portion of long-term debt                                 1,149,000         14,600
  Loans payable to related parties                                    305,000        350,000
                                                                  -----------    -----------
           Total current liabilities                                1,780,445        747,071

LONG-TERM DEBT                                                      1,665,400      1,665,400
                                                                  -----------    -----------
           Total liabilities                                        3,445,845      2,412,471
                                                                  -----------    -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value:  50,000,000 shares authorized;
    7,157,337 and 5,222,337 shares issued and outstanding               7,157          5,222
  Additional capital                                                2,112,473      1,452,658
  Additional capital - employee stock awards                          155,000           --
  Due from stockholder                                                (75,000)          --
  Accumulated deficit                                              (1,559,348)      (843,943)
                                                                  -----------    -----------
           Stockholders' equity - net                                 640,282        613,937
                                                                  -----------    -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 4,086,127    $ 3,026,408
                                                                  ===========    ===========

See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                                                1997          1996
                                                                ----          ----
REVENUE:
  Wine sales                                                  $ 513,676    $  27,853
  Cost of wine sold                                            (363,929)     (46,621)
  Provision for loss on wine inventory                             --        (73,925)
                                                              ---------    ---------
           Gross profit (loss)                                  149,747      (92,693)
                                                              ---------    ---------
OPERATING EXPENSES:
  Administration                                                408,916      199,573
  Marketing                                                     239,346      120,197
                                                              ---------    ---------
           Total operating expenses                             648,262      319,770
                                                              ---------    ---------
OPERATING LOSS                                                 (498,515)    (412,463)

OTHER EXPENSES (INCOME):
  Abandoned acquisition costs                                      --        299,675
  Interest (net of interest capitalized of $15,181 in 1997)     222,304      107,620
  Other                                                          (6,214)      13,385
                                                              ---------    ---------
LOSS BEFORE INCOME TAXES                                       (714,605)    (833,143)

STATE INCOME TAXES                                                  800          800
                                                              ---------    ---------
NET LOSS                                                      $(715,405)   $(833,943)
                                                              =========    =========
NET LOSS PER SHARE (BASIC AND DILUTED)                        $   (0.13)   $   (0.21)
                                                              =========    =========

See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                                                   Additional
                               Common Stock                          Capital -       Due
                         -------------------------    Additional     Employee        from         Accumulated  Stockholders'
                           Shares        Amount        Capital     Stock Awards   Stockholder       Deficit       Equity
                         -----------   -----------   -----------   ------------   -----------    ------------   ------------
BALANCE,
  DECEMBER 31, 1995        2,600,000   $     2,600   $     7,400                                 $   (10,000)   $      --

ISSUANCE OF STOCK          2,622,337         2,622     1,445,258                                                  1,447,880

NET (LOSS)                                                                                          (833,943)      (833,943)
                         -----------   -----------   -----------                                 -----------    -----------
BALANCE,
  DECEMBER 31, 1996        5,222,337         5,222     1,452,658                                    (843,943)       613,937

EMPLOYEE STOCK
  AWARDS                                                           $   246,750                                      246,750

ISSUANCE OF STOCK:
  Stock awards               225,000           225        91,525       (91,750)                         --             --
  Settlement of
    liabilities            1,710,000         1,710       568,290                  $   (75,000)                      495,000

NET (LOSS)                                                                                          (715,405)      (715,405)
                         -----------   -----------   -----------   -----------    -----------    -----------    -----------
BALANCE,
  DECEMBER 31, 1997        7,157,337   $     7,157   $ 2,112,473   $   155,000    $   (75,000)   $(1,559,348)   $   640,282
                         ===========   ===========   ===========   ===========    ===========    ===========    ===========

See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                                                      1997          1996
                                                                      ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                       $  (715,405)   $  (833,943)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Depreciation and amortization                                     81,254         62,554
    Compensation expense - employee stock awards                     240,000
    Provision for loss on wine inventory                                --           73,925
    Changes in assets and liabilities:
      Accounts receivable                                            (70,610)        (3,427)
      Inventories                                                   (273,051)      (522,653)
      Other current assets                                          (113,101)       (14,978)
      Accounts payable - trade                                        81,913         78,726
      Other accrued liabilities                                       82,061         83,745
                                                                 -----------    -----------
           Net cash used in operating activities                    (686,939)    (1,076,051)
                                                                 -----------    -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                              (734,530)    (2,061,582)
  Other assets                                                          --         (171,471)
                                                                 -----------    -----------
           Net cash used in investing activities                    (734,530)    (2,233,053)
                                                                 -----------    -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from related party borrowings                             305,000        350,000
  Proceeds from long-term debt and bank line of credit             1,149,000      1,680,000
  Proceeds from sale of stock                                           --        1,447,880
  Payment of long-term debt                                          (14,600)          --
  Advances to stockholders                                           (18,380)      (150,000)
                                                                 -----------    -----------
           Net cash provided by financing activities               1,421,020      3,327,880
                                                                 -----------    -----------
INCREASE (DECREASE) IN CASH                                             (449)        18,776

CASH AT BEGINNING OF YEAR                                             18,776           --
                                                                 -----------    -----------
CASH AT END OF YEAR                                              $    18,327    $    18,776
                                                                 ===========    ===========
OTHER CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest                                                     $   232,585    $   100,800
                                                                 ===========    ===========
    Income taxes                                                 $       800    $       800
                                                                 ===========    ===========
    Liability assumed upon acquisition of licensing agreement    $      --      $   220,000
                                                                 ===========    ===========
    Loans payable to related parties cancelled in exchange for
      issuance of common stock                                   $   570,000    $      --
                                                                 ===========    ===========

See notes to consolidated financial statements.

AWG, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

1.    ORGANIZATION AND OPERATIONS

      AWG, Ltd. (the "Company") acquired property, plant and equipment comprised of a 53-acre vineyard and winery site and began production of premium wines in the Napa Valley of California in 1996. Wine is currently produced at another facility on a contract basis. Approximately 58% of 1997's production represents bulk wine and grapes purchased from independent growers and wineries. The Company generally markets and sells its wines through independent distributors located on the East Coast, in the Midwest and in the Southwest. During 1997, sales to one retailer totaled approximately 26% of total sales.

2.    SIGNIFICANT ACCOUNTING POLICIES

      Basis of Presentation - The Company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company is currently building its brand name and is in the process of establishing contracts with distributors and grape growers. Management has and expects to continue to incur substantial expenditures to complete construction of a winery building and replant Phylloxera infested vineyards. The Company has a working capital deficiency and limited capital resources, has had negative cash flow from operations, and is having difficulty sustaining its operations and meeting its obligations as they come due. In addition, the Company expects that operating expenses will again significantly exceed revenues in 1998. The Company also faces potential claims from stockholders due to violations of securities laws resulting from the sale of approximately $1,360,000 of unregistered stock (see Note 10). These issues raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

      Management plans to obtain the needed capital to enable the Company to remain in business by raising equity capital in a public offering. The Company has entered into a letter of intent with an underwriter to conduct a "best efforts" public offering of the Company's proposed Series A 6% Preferred Stock ("Preferred Stock"). The Company intends to offer a maximum of 500,000 shares, and a minimum of 300,000 shares, of Preferred Stock. The net proceeds from this public offering assuming it is successful, after payment of underwriting commissions and offering expenses, will be utilized to:

      a. increase inventory production through the acquisition of bulk wine until such time as grapes harvested from the Company's vineyards and grape contracts are sufficient to meet the Company's needs,

      b.    complete a vineyard replanting and maintenance program,

      c. complete a winery construction and refurbishment program which will result in a fully productive crush, tank and barrel storage facility, a tasting room and a hospitality center

      d. position itself to obtain additional capital to acquire other wineries and vineyards, and

      e. repay certain indebtedness to officers and directors and a bank loan guaranteed by a Director.

      There are no assurances that management will be able to raise this capital, and further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will ultimately achieve profitability and positive cash flow.

      Principles of Consolidation - The consolidated financial statements include AWG Ltd. and its wholly owned subsidiary AWG, Inc. All significant intercompany balances and transactions have been eliminated.

      Inventories are recorded at lower of cost or market. Wine inventory is determined by specific cost by vintage and variety. Costs include grapes, purchased wine, winemaking and bottling costs. Wine inventories are classified as current assets in accordance with industry practice although some wine will be aged for periods longer than one year. Costs associated with the next year's harvest are deferred and included in wine inventory when the crop is harvested in the following year.

      Property and equipment is stated at cost. Depreciation is computed by the straight-line method over estimated useful lives of 3 to 20 years for vineyards, 40 years for buildings and improvements, and 5 to 10 years for machinery and equipment. Interest capitalized during construction of the winery facility totaled $15,181 in 1997.

      Other assets consist primarily of licensing rights, organization and label design costs that are amortized using the straight-line method over the 10-year term of the agreement for licensing rights and 5 years for organization costs and label design costs. Other assets also include costs of $42,011 incurred in connection with the Company's planned preferred stock offering. Such amounts will be charged to stockholders' equity at the completion of offering.

      Revenue Recognition - The Company recognizes wine sales at the time of shipment. The Company evaluates customer credit terms on an ongoing basis and provides for estimated credit losses.

      Abandoned Acquisition Costs - During 1996, the Company incurred certain due diligence and other costs in an attempt to acquire another winery. The planned acquisition was unsuccessful and the related costs incurred were charged to expense at the time the potential acquisition was abandoned.

      Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("FAS 109"). Under FAS 109, deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their related financial statement amounts using current income tax rates. A valuation allowance is recorded, if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

      Use of Estimates - Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

      Earnings Per Share - Earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding during each year. The weighted average number of shares outstanding used to calculate earnings per share were 5,383,246 and 4,055,673 in 1997 and 1996, respectively. Diluted earnings per share have not been adjusted for the effect of employee stock awards and convertible debt as their impact is antidilutive.

3.    INVENTORIES

      Inventories at December 31, 1997 and 1996 consist of the following:

                                 1997        1996
                                 ----        ----
Bulk wine                     $ 414,257   $ 185,964
Bottled wine                    272,558     299,541
Merchandise inventory            41,714      37,148
Inventory valuation reserve        --       (73,925)
                              ---------   ---------

Total                         $ 728,529   $ 448,728
                              =========   =========

      During 1996, the Company made a provision of $73,925 to reduce certain wine inventories to their estimated net realizable value. These wines were sold in 1997.

4.    OTHER CURRENT ASSETS

      Other current assets at December 31, 1997 and 1996 consist of the following:

                           1997      1996
                           ----      ----
Prepaid expenses         $24,961   $ 5,144
Deferred farming costs    42,545     9,834
                         -------   -------

Total                    $67,506   $14,978
                         =======   =======


5.    PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment at December 31, 1997 and 1996 consist of the following:

                                     1997          1996
                                     ----          ----
Land                            $ 1,445,880    $ 1,445,880
Vineyards                           122,567         46,452
Buildings and improvements          492,164        492,164
Construction in progress            620,002         31,242
Machinery and equipment             100,015         45,844
                                -----------    -----------
           Total                  2,780,628      2,061,582

Less accumulated depreciation       (46,185)       (23,897)
                                -----------    -----------
Property and equipment, net     $ 2,734,443    $ 2,037,685
                                ===========    ===========

      Certain portions of the Company's vineyards are approximately 25 years old and are infested with Phylloxera, leaf roll and Pierce's disease. As a result, these vineyards will be replanted in order to remain commercially productive. During 1997, approximately 15 acres were removed from production and 12 were replanted using rootstalk management believes will be resistant to these infestations in the future. It is expected that half of the remaining vineyard acreage will be replanted in 1998 with the remaining acreage replanted in 1999.

6.    OTHER ASSETS

      Other assets at December 31, 1997 and 1996 consist of the following:

                                   1997         1996
                                   ----         ----
Licensing rights                $ 337,320    $ 337,320
Organization costs                 30,301       30,301
Printing dies                      18,950       18,950
Deferred stock issuance costs      42,011
Other                              19,561        4,900
                                ---------    ---------
           Total                  448,143      391,471

Less accumulated amortization     (78,238)     (38,657)
                                ---------    ---------
Other assets - net              $ 369,905    $ 352,814
                                =========    =========

7.    LONG-TERM DEBT

      Long-term debt at December 31, 1997 and 1996 consists of the following:

                                                                                    1997         1996
                                                                                    ----         ----
Mortgage note dated April 12, 1996, renegotiated in 1997. Monthly interest only payments at the rate of 9%, 10%, and 11% for the first
  three years increasing to 12% until maturity in 2002                         $ 1,665,400    $ 1,680,000
Bank line of credit agreement, dated January 28, 1997.  Monthly interest only payments at the rate of .5% in excess of the prime rate of Citibank, N.A. (9% at December 31, 1997), maturing December 23,
  1998, guaranteed by the Company's Chairman of the Board                          950,000           --
Bank line of credit agreement, dated July 15, 1997.  Monthly interest only payments at 1% over the Vintage Bank borrowing rate (9.5% at December
  31, 1997), borrowings collateralized by accounts receivable, inventory, supplies, and general intangibles, principal
  due and payable no later than July 15,1998                                       199,000           --
                                                                               -----------    -----------
           Total                                                                 2,814,400      1,680,000

Less current portion                                                            (1,149,000)       (14,600)
                                                                               -----------    -----------
Long-term portion                                                              $ 1,665,400    $ 1,665,400
                                                                               ===========    ===========

      The long-term portion of debt as of December 31, 1997 matures in 2002.

8.    LOANS PAYABLE TO RELATED PARTIES

      Loans payable to related parties at December 31, 1997 and 1996 consist of the following:

                                                                              1997       1996
                                                                              ----       ----
Loans payable to stockholders - loaned to the Company in exchange for the right to receive Convertible Preferred Stock of the Company, noninterest-bearing through April 1997, interest at 9%, thereafter
  converted to common stock in December 1997                                $   --     $350,000
Notes payable to stockholders, officers and affiliates of the
  Company - interest only at 9%, principal due upon demand                   205,000       --
Second mortgage note payable to the Chairman of the Board, dated
  December 24, 1997. Borrowings available of up to $500,000.  Monthly
  installments of interest only at 9%, principal due July 1, 1998            100,000       --
                                                                            --------   --------

Total                                                                       $305,000   $350,000
                                                                            ========   ========

      In December 1996, three of the Company's stockholders loaned the Company an aggregate amount of $350,000 in exchange for the right to receive Convertible Preferred Stock at such time as the stock was authorized by the stockholders. In December 1997, these stockholders agreed to cancel their loan in exchange for the issuance of 1,050,000 shares of common stock, valued at $.33 per share, the approximate trading price of the stock at the time of the conversion.

9.    RELATED PARTY TRANSACTIONS

      Loans Receivable from Stockholders - In 1996, the Company loaned its two principal stockholders each $75,000 from proceeds obtained from the three stockholder loans totaling $350,000. These loans receivable are due on demand. As discussed in Note 8, in 1997, the $350,000 in stockholder loans were canceled in exchange for the issuance of common stock. One of the receivables from a stockholder who received stock in the exchange was reclassified and shown as a reduction in stockholder's equity in 1997.

      Licensing Rights - The Company has acquired and subsequently renegotiated a License Agreement with Mario Andretti, a Director of the Company, to utilize his name and image in conjunction with the packaging, distribution and promotion of the Company's products. The initial term of the License Agreement is 10 years, and may be extended for two additional terms of 5 years, each at the option of the Company. Pursuant to the License Agreement, Mr. Andretti has agreed to participate in advertising and promotional activities on behalf of the Company including, but not limited to, radio, television and print media advertising spots, trade relations activities and personal appearances.

      As compensation for his services under the License Agreement, Mr. Andretti receives a royalty equal to 5% of the gross revenues and sales of all products bearing his name or likeness. As to all other products sold by the Company, Mr. Andretti shall be entitled to the lesser of 2% of Company profits on all other wine sales or $150,000 per year. Licensing fees owed to Mr. Andretti in 1997 totaled $25,225, and $13,286 of this amount was payable at December 31, 1997.

      During 1997, Mr. Andretti exchanged $220,000 in royalties due him under the License Agreement and assumed by the Company on the date of acquisition for 660,000 shares of common stock, valued at $.33 per share, which approximated the trading price of the stock at the time of the exchange in December 1997.

      Consulting and Employment Contracts- The Company's Chairman of the Board provides consulting services to the company pursuant to an agreement effective as of January 1, 1997. Compensation for such consulting services in 1997 was $50,000 payable in common stock. The Company has also agreed to pay certain Company Directors $35,000 each for services provided during 1997, payable in common stock. The number of shares of stock to be issued to these Directors is based on the trading price of the stock as of December 31, 1997. Compensation expense of $155,000 was recognized in 1997 relating to these agreements. The shares are expected to be issued in the first quarter of 1998.

      The Company has a one-year renewable employment contract with its Chief Executive Officer. In addition to his base salary, he was issued 100,000 shares of Company common stock at no cost in December 1997. Such shares became fully vested by action of the Board of Directors in 1997. As a result, compensation expense of $58,000 was recognized in 1997 based on the stock price on the date the contract was approved by the Board.

      In exchange for legal consultation services provided during 1997, a Company Director was issued 100,000 shares of the Company's common stock at no cost in December 1997. This Director is under no obligation to continue to provide any additional legal services to the Company in connection with this stock grant. Compensation expense of $27,000 was recognized in 1997 as a result of this stock grant based on the stock price at the date the stock was issued.

      The Company has an unwritten agreement with its winemaker, who manages the Company's wine making operations. In addition, to a fixed monthly salary, the winemaker was issued 25,000 shares of the Company's common stock at no cost in December 1997. As a result of this stock award, compensation cost of $6,750 was recognized in 1997 based on the stock price at the date the stock was issued.

10.   STOCKHOLDERS' EQUITY

      From March 5, 1996 through November 27, 1996, the Company sold shares of its common stock to certain consultants retained by the Company ("Consultants") as well as to approximately seven investors not affiliated with the Company ("Investors"). Approximately $860,000 was raised from Investors and approximately $500,000 was raised from the Consultants. In December 1996, the Company management was replaced in connection with the acquisition of stock by two major stockholders. The shares sold by former management were not registered, but, according to Company records, sales to Investors were made pursuant to the registration exemption afforded by Rule 504 under Regulation D adopted by the Securities Exchange Commission ("SEC") pursuant to the Securities Act of 1933 (the "Act"). Although Company records are not clear with respect to the sale of securities to Consultants, the Company believes that such sales may have been made pursuant to the exemption afforded by Rule 701 adopted by the SEC pursuant to the Act.

      Rule 504 exempts an offering of securities from federal registration requirements if an issuer meets certain requirements including, among other things, that (1) the offering does not exceed $1,000,000 within a 12-month period (less sales of certain other exempt securities but not including sales pursuant to Rule 701); and (2) the issuer is not a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 701 provides an exemption from the registration provisions under the Act for sales of securities to, among others, consultants of an issuer if, among other things, the issuer is not a reporting company; aggregate sales do not exceed the greater of $500,000 or 15% of the outstanding common stock of the issuer; and sales are made pursuant to a plan or an agreement with the consultant. Company records indicate that approximately $500,000 in securities were sold to Consultants during the period in question. This amount did not exceed the 15% limitation required by Rule 701. In addition, sales to the Consultants were pursuant to a consulting and stock option agreement between the Company and the Consultants dated March 10, 1996.

      With respect to the Rule 504 offering, no Form D was filed with the SEC. The primary effect of failure to file this form would not necessarily be to invalidate the offering. Such failure may prevent the Company from using certain exemptions for an indefinite time in the future. In connection with the sales pursuant to Section 701, such securities are restricted and cannot be resold by a party without an applicable exemption from registration. Company stock records indicate that many of the shares of stock sold to the Consultants were in fact resold shortly after the initial sale to such persons. As a result, the exemption afforded by Rule 701 may not be available for those sales. In the event that Rule 701 is not available, such shares would have been issued without registration and without an applicable exemption therefrom. Such shares would, in turn, be added to the aggregate offering amount pursuant to the Rule 504 offering, thereby increasing the aggregate offering amount under Rule 504 beyond $1,000,000 and therefore potentially invalidating the Rule 504 offering.

      In the event that the entire offering is found to be invalid as a result of the failure to qualify for an applicable exemption from registration under the Act, the sale of such securities would violate
      Section 12(a) of the Act. Section 12(a)(1) of the Act provides that any person who offers or sells a security in violation of Section 5 [Registration Provisions of the Act] is liable to the person purchasing such security, for an amount equal to the consideration paid for such security together with interest thereon. Pursuant to Section 13 of the Act, no action may be brought to enforce a liability under Section 12(a)(1) unless such action is brought within one (1) year after the violation upon which it is based. Since the last sale of the securities occurred on November 19, 1996, the statute of limitations with respect to any registration violations terminated on November 19, 1997.

      Additionally, Section 12(a)(2) of the Act prohibits the use of a prospectus or oral communication which includes an untrue statement of material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. As in the case of a violation of 12(a)(1), in the event of a violation of 12(a)(2), a purchaser would be entitled to seek the consideration for his or her investment plus interest thereon. Such an action must be brought within one (1) year of the date Purchaser discovered any untrue statement or possible omission (or should have been discovered by the exercise of reasonable diligence) but in no event beyond three (3) years after the sale. It is unclear from Company records what information was given to Purchasers of the stock. However, management believes that a business plan was prepared and was distributed. A copy of the business plan is not available from the Company. Moreover, the Company did have information in the marketplace pursuant to Rule 15c-2-11 under the Exchange Act. Since it cannot be determined what information was provided each investor, no determination can be made as to whether the information provided an investor was misleading or whether any material information was omitted. However, no investor or Consultant has instituted any action against the Company nor has any such threat been communicated to the Company. In connection with any securities offering, a threat always exists that a purchaser can bring an action under Section 12(a)(2) alleging that the information (whether written or oral) provided to such investor is misleading or omits to state a material fact. However, in absence of any shareholder complaints nor any evidence that misleading information was provided to an investor, management believes the Company has no current liability under Section 12(a)(2).

      Based on the Company's records, compliance with applicable state securities laws is unclear. However, to the extent sales were made in the State of California, it does not appear that any applicable exemption from registration has been satisfied. In the event that the Company is found to have violated the registration provisions of the California securities laws, any action must be brought within two years after the violation or one year after the discovery of the facts constituting such violation. Notwithstanding the Company's possible exposure under California securities laws, the Company believes that each of the Consultants who acquired their shares in the Company are no longer shareholders and are believed to have sold their stock at or above the prices at which they were acquired. As to the other investors who purchased stock in the Company, most are believed to have sold their shares and the remaining purchasers are not believed to be California residents or entities.

      In addition to investor actions, there is an issue as to potential penalties the Company could incur either from the SEC or from an applicable state regulatory agency. In this regard, various exemptions from registration adopted by the SEC as well as by various states do provide that such exemptions may be unavailable to companies as a result of prior violations of securities laws and for financial penalties. However, in most cases, such prohibitions can be waived upon application by the Company for good cause. In this case, since each of the potential violations alleged to have occurred happened under former management and since current management has endeavored to comply with the securities laws, management believes that the Company would not be prohibited from use of various exemptive provisions under applicable federal and state laws. Moreover, since the individuals who were responsible for any securities violations are no longer within the Company, there may be strong credible arguments that no financial penalties should be imposed on a Company for any violations. There is no financial civil liability under the Act. Under California law, a $2,500 fine can be imposed for any violation. The full financial impact which may result from these potential violations is unknown at this time but could include actions requiring the Company to return funds to certain stockholders, along with interest and brokerage fees.

11.   INCOME TAXES

      Deferred tax assets and liabilities at December 31, 1997 and 1996 are as follows:

                                   1997          1996
                                   ----          ----
Assets:
  Operating loss carryforwards   $ 579,983    $ 309,878
  Inventory costs                   24,419
  Intangibles                       13,244
  Other                              1,154
  Valuation allowance             (597,559)    (304,181)
                                 ---------    ---------
          Total                     21,241        5,697
                                 ---------    ---------
Liabilities:
  Accelerated depreciation         (17,542)      (5,697)
  Other                             (3,699)        --
                                 ---------    ---------
          Total                    (21,241)      (5,697)
                                 ---------    ---------
Deferred tax assets - net        $    --      $    --
                                 =========    =========

      Due to current and expected future operating losses, a valuation allowance equal to the net deferred tax assets has been recorded as of December 31, 1997 and 1996 as it is more likely than not that such net deferred tax assets will not be realized.

      The provision for income taxes for the years ended December 31, 1997 and 1996 is as follows:

                  1997   1996
                  ----   ----
Current - state   $800   $800
Deferred           --     --
                  ----   ----
Total             $800   $800
                  ====   ====

      A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                             1997    1996
                                             ----    ----
Statutory rate                                34%     34%
State income taxes, net of federal benefit     5       5
Other                                          2      (2)
Valuation allowance                          (41)    (37)
                                             ---     ---

Effective tax rate                             0%      0%
                                             ===     ===

      As of December 31, 1997, the Company had federal net operating loss carryforwards which expire in taxable years ended December 31 as follows:

 2011   $  716,678
 2012      733,279
        ----------
Total   $1,449,957
        ==========

12.   LEGAL PROCEEDINGS

      As of December 31, 1997, two consultants allege that the Company owes them certain amounts for services provided to the Company in 1996. The Company is in settlement discussions with respect to one claim for $28,000 and has a verbal agreement to settle the matter for $22,000. This amount has been recognized as an expense in 1996. With respect to the other claim, for $67,000, the Company believes it has no obligation to the consultant and will dispute such claims. In addition, a shareholder has made a claim for approximately 500,000 shares allegedly due him in exchange for cash payments made and services provided to the Company. The Company disputes the claim alleging that a substantial portion of the proceeds allegedly paid to the Company were never received. No amounts have been accrued with respect to the latter two claims. The Company believes that the ultimate outcome of all these matters will not have a material adverse effect on the Company's financial condition, results of operations or cash flows.

13.   SUBSEQUENT EVENTS

      In January 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to authorize the issuance of up to 1,600,000 shares of Series A, 6% preferred stock and up to 10,000,000 shares of an additional class of preferred stock in contemplation of the Company's planned public stock offering in 1998. In addition, the shareholders approved the Company's adoption of an incentive stock option plan and a nonqualified stock option plan. Pursuant to these plans, 42,500 options, exercisable at $.25 per share, were granted to certain employees on January 13, 1998. These options are exercisable through January 13, 2008.

      Also in January 1998, the Company borrowed an additional $150,000 on its second mortgage note payable to the Chairman of the Board (see Note
      8).

      On February 23, 1998, the Company received $50,000 in bridge loan financing to help the Company maintain its operations pending the completion of the public offering referred to in Note 1. The terms of this financing have been agreed to in principle. As partial consideration for the financing, the lender will receive 500,000 shares of Preferred Stock with a liquidation preference of $10.00 per share ($5,000,000 in total). This resulted in a substantial decrease in the liquidation value available to other investors and potential investors. Completion of the final loan documents is expected in the first quarter of 1998.

                                    ******

AWG, LTD.

Consolidated Balance Sheet as of June 30,
1998, Statements of Operations for the
Three and Six Months Ended June 30, 1998 and 1997, and Cash Flows for the Six Months
Ended June 30, 1998 (Unaudited)

AWG, LTD.

CONSOLIDATED BALANCE SHEET
JUNE 30, 1998 (UNAUDITED)
-----------------------------------------------------------------------------

ASSETS

CURRENT ASSETS:
  Cash                                                            $    39,278
  Accounts receivable                                                 123,298
  Inventories                                                         725,486
  Receivables from stockholders                                        93,380
  Other current assets                                                 24,340
                                                                  -----------
           Total current assets                                     1,005,782

PROPERTY, PLANT AND EQUIPMENT - Net                                 3,052,623

OTHER ASSETS - Net                                                    506,680
                                                                  -----------
TOTAL ASSETS                                                      $ 4,565,085
                                                                  ===========


LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable - trade                                        $   335,674
  Accrued interest                                                     65,373
  Other accrued liabilities                                           334,082
  Deferred hospitality revenue                                         26,306
  Accrued litigation settlement                                        84,400
  Current portion of long-term debt                                 1,584,000
  Loans payable to related parties                                    325,000
                                                                  -----------
           Total current liabilities                                2,754,835

LONG-TERM DEBT                                                      1,665,400
                                                                  -----------
           Total liabilities                                        4,420,235
                                                                  -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Common stock, $.001 par value:  50,000,000 shares authorized;
    7,973,128 shares issued and outstanding                             7,973
  Additional capital                                                2,266,657
  Due from stockholder                                                (75,000)
  Accumulated deficit                                              (2,054,780)
                                                                  -----------
           Stockholders' equity - net                                 144,850
                                                                  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                        $ 4,565,085
                                                                  ===========

See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
THREE AND SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
-----------------------------------------------------------------------------


                                        Three Months Ended     Six Months Ended
                                             June 30,               June 30,
                                        ------------------     ----------------
                                        1998       1997        1998        1997
REVENUES:
  Bottled wine sales                 $ 213,354   $ 223,426   $ 280,056   $ 229,417
  Bulk wine sales                       73,744        --        73,744        --
  Hospitality sales                     36,750        --        36,750        --
                                     ---------   ---------   ---------   ---------

           Total                       323,848     223,426     390,550     229,417

COST OF SALES                          283,772     159,587     325,441     185,379
                                     ---------   ---------   ---------   ---------

GROSS PROFIT                            40,076      63,839      65,109      44,038
                                     ---------   ---------   ---------   ---------

OPERATING EXPENSES:
  Administration                        81,228      47,438     187,506      63,009
  Marketing                             72,996      67,639     147,424     103,390
                                     ---------   ---------   ---------   ---------

           Total operating expenses    154,224     115,077     334,930     166,399
                                     ---------   ---------   ---------   ---------

OPERATING LOSS                        (114,148)    (51,238)   (269,821)   (122,361)

INTEREST EXPENSE                        78,145      53,730     139,174      93,321

OTHER EXPENSES:
  Litigation settlement                 84,400                  84,400
  Other                                  1,237         378       1,237       8,350
                                     ---------   ---------   ---------   ---------

LOSS BEFORE INCOME TAXES              (277,930)   (105,346)   (494,632)   (225,632)

STATE INCOME TAXES                        --          --           800         800
                                     ---------   ---------   ---------   ---------

NET LOSS                             $(277,930)  $(105,346)  $(495,432)  $(224,832)
                                     =========   =========   =========   =========

NET LOSS PER SHARE
  (BASIC AND DILUTED)                $    (.04)  $    (.02)  $    (.07)  $    (.04)
                                     =========   =========   =========   =========


See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
SIX MONTH ENDED JUNE 30, 1998 (UNAUDITED)
-----------------------------------------------------------------------------


                                                          Additional
                                                            Capital -         Due
                            Common Stock      Additional    Employee          from         Accumulated     Stockholders'
                         ------------------   Capital     Stock Awards    Stockholder        Deficit          Equity
                      Shares         Amount
BALANCE,
  JANUARY 1, 1998    7,157,337    $   7,157   $2,112,473    $  155,000     $ (75,000)      $(1,559,348)     $  640,282

SHARES ISSUED
                       815,791          816      154,184      (155,000)         --               --               --

NET (LOSS)
                          --           --           --            --            --            (495,432)       (495,432)
                    ----------   ----------   ----------    ----------    ----------       -----------      ----------

BALANCE,
  JUNE 30, 1998      7,973,128   $    7,973   $2,266,657    $     --      $  (75,000)      $(2,054,780)     $  144,850
                    ==========   ==========   ==========    ==========    ==========       ===========      ==========

See notes to consolidated financial statements.

AWG, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
SIX MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
-----------------------------------------------------------------------------

                                                                  1998       1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                      $(495,432)  $(224,832)
  Adjustments to reconcile net loss to net cash provided by
    (used in) operating activities:
    Depreciation and amortization                                  42,568      38,916
    Changes in assets and liabilities:
      Accounts receivable                                         (49,261)    (13,234)
      Inventories                                                   3,043     (21,636)
      Other current assets                                         43,166      10,660
      Accounts payable - trade                                    174,887      57,317
      Accrued interest                                             40,343       4,177
      Deferred hospitality revenue                                 26,306        --
      Accrued litigation settlement                                84,400        --
      Other accrued liabilities                                   175,454      (6,769)
                                                                 --------    --------

           Net cash provided by (used in) operating activities     45,474    (155,401)
                                                                 --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                                           (320,946)   (104,312)
  Other assets                                                   (158,577)     (6,423)
                                                                 --------    --------
           Net cash used in investing activities                 (479,523)   (110,735)
                                                                 --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from loans to related parties                          270,000
  Payment on loans to related parties                            (250,000)       --
  Advances to stockholders                                           --       (18,380)
  Proceeds from long-term debt and bank line of credit            435,000     268,400
                                                                 --------    --------
           Net cash provided by financing activities              455,000     250,020
                                                                 --------    --------
INCREASE (DECREASE) IN CASH                                        20,951     (16,116)

CASH AT BEGINNING OF YEAR                                          18,327      18,776
                                                                 --------    --------
CASH AT END OF YEAR                                              $ 39,278    $  2,660
                                                                 ========    ========
OTHER CASH FLOW INFORMATION:
  Cash paid during the period for:
    Interest                                                     $133,729    $ 89,144
                                                                 ========    ========
    Income taxes                                                 $    800    $    800
                                                                 ========    ========

See notes to consolidated financial statements.

AWG, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
-----------------------------------------------------------------------------


1.   ORGANIZATION AND OPERATIONS

     AWG, Ltd. (the "Company") acquired property, plant and equipment comprised of a 53-acre vineyard and winery site and began production of super-premium wines in the Napa Valley of California in 1996. Wine is currently produced at another facility on a contract basis. Approximately 58% of 1997's production represents bulk wine and grapes purchased from independent growers and wineries. The Company generally markets and sells its wines through independent distributors located on the East Coast, in the Midwest and in the Southwest. During the six months ended June 30, 1998, sales to one customer totaled approximately 33% of total sales.

2.   SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The Company's financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles and have been prepared on a going concern basis which contemplates the realization of assets and the settlement of liabilities in the normal course of business. The Company is currently building its brand name and is in the process of establishing contracts with distributors and grape growers. Management has incurred substantial expenditures to complete construction of a winery building and expects to continue to incur substantial expenditures to replant Phylloxera infested vineyards. The Company has a working capital deficiency and limited capital resources, has had negative cash flow from operations, and is having difficulty sustaining its operations and meeting its obligations as they come due. In addition, the Company expects that operating expenses will significantly exceed revenues during the remaining months of 1998. The Company also faces potential claims from stockholders due to violations of securities laws resulting from the sale of approximately $1,360,000 of unregistered stock (see Note 10). These issues raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.

     Management plans to obtain the capital needed to enable the Company to remain in business by raising equity capital in a public offering. The Company has entered into a co-underwriting agreement with two underwriters to conduct a public offering of the Company's Series A 6% Preferred Stock ("Preferred Stock"). The Company intends to offer 500,000 shares of Preferred Stock. The net proceeds from this public offering, assuming it is successful, after payment of underwriting commissions and offering expenses, will be utilized to:

     a. increase inventory production through the acquisition of bulk wine until such time as grapes harvested from the Company's vineyards and grape contracts are sufficient to meet the Company's needs,

     b.    complete a vineyard replanting and maintenance program,

     c. complete a winery construction and refurbishment program which will result in a fully productive crush, tank and barrel storage facility, a tasting room and a hospitality center

     d. position itself to obtain additional capital to acquire other wineries and vineyards, and

     e. repay certain indebtedness to officers and directors and a bank loan guaranteed by a Director.

     There are no assurances that management will be able to raise this capital, and further, there can be no assurance, assuming the Company successfully raises additional funds, that the Company will ultimately achieve profitability and positive cash flow.

     In March 1998, the Company entered into subscription agreements to sell an additional 500,000 shares of the Company's Series A Preferred Stock subject to approval by the National Association of Securities Dealers, Inc. ("NASD") in connection with the Company's proposed offering. The registration of these shares in addition to the 500,000 shares being offered pursuant to the Company's proposed public offering will result in substantial decrease in the liquidation value available to existing shareholders and potential shareholders (see Note 12).

     Principles of Consolidation - The consolidated financial statements include AWG Ltd. and its wholly owned subsidiary AWG, Inc. All significant intercompany balances and transactions have been eliminated.

     Unaudited Interim Information - In the opinion of management, the financial information with respect to the quarters and six months ended June 30, 1997 and 1998 contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The results of operations for the quarter and six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year.

     Inventories are recorded at lower of cost or market. Wine inventory is determined by specific cost by vintage and variety. Costs include grapes, purchased wine, winemaking and bottling costs. Wine inventories are classified as current assets in accordance with industry practice although some wine will be aged for periods longer than one year. Costs associated with the next year's harvest are deferred and included in wine inventory when the crop is harvested in the following year.

     Property and equipment is stated at cost. Depreciation is computed by the straight-line method over estimated useful lives of 3 to 20 years for vineyards, 40 years for buildings and improvements, and 5 to 10 years for machinery and equipment. Interest capitalized during construction of the winery facility for the six months ended June 30, 1998 totaled $34,898.

     Other assets consist primarily of licensing rights, organization and label design costs that are amortized using the straight-line method over the 10-year term of the agreement for licensing rights and 5 years for organization costs and label design costs. Other assets at June 30, 1998 also include costs of $183,130 incurred in connection with the Company's planned preferred stock offering. Such amounts will be charged to stockholders' equity at the completion of offering.

     Asset Impairment - Management periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable.

     Revenue Recognition - The Company recognizes wine sales at the time of shipment. The Company evaluates customer credit terms on an ongoing basis and provides for estimated credit losses. Revenue from the Company's hospitality center is recognized as the events occur and the related costs are incurred. Deposits received on future events are recorded as Deferred Hospitality Revenue.

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, ("FAS 109"). Under FAS 109, deferred income taxes are provided for the temporary differences between the tax basis of assets and liabilities and their related financial statement amounts using current income tax rates. A valuation allowance is recorded, if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

     Use of Estimates - Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

     Earnings Per Share - Earnings per share is computed by dividing the net loss by the weighted average number of common shares outstanding during each year. The weighted average number of shares outstanding used to calculate earnings per share were 7,565,233 and 5,221,996 for the six months ended June 30, 1998 and 1997, respectively, and $7,973,128 and $5,221,996 for the three months ended June 30, 1998 and 1997, respectively. Diluted earnings per share have not been adjusted for the effect of employee stock awards and convertible debt as their impact is antidilutive.

3.   INVENTORIES

     Inventories at June 30, 1998 consist of the following:

        Bulk wine                                           $  387,382
        Bottled wine                                           247,963
        Deferred farming costs                                  90,141
                                                            ----------
        Total                                               $  725,486
                                                            ==========

4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at June 30, 1998 consist of the following:

        Land                                                $1,445,880
        Vineyards                                              137,140
        Buildings and improvements                             492,165
        Construction in progress                               931,783
        Machinery and equipment                             $  112,607
                                                            ----------
                   Total                                     3,119,575

        Less accumulated depreciation                          (66,952)
                                                            ----------
        Property and equipment, net                         $3,052,623
                                                            ==========

     Certain portions of the Company's vineyards are approximately 25 years old and are infested with Phylloxera, leaf roll and Pierce's disease. As a result, these vineyards will be replanted in order to remain commercially productive. During 1997, approximately 15 acres were removed from production and 12 acres were replanted using rootstalk management believes will be resistant to these infestations in the future. It is expected that half of the remaining vineyard acreage will be replanted in 1998 with the remaining acreage replanted in 1999. No replanting occurred during the six months ended June 30, 1998.

5.   OTHER ASSETS

     Other assets at June 30, 1998 consist of the following:

        Licensing rights                     $ 337,320
        Organization costs                      30,301
        Printing dies                           21,631
        Deferred stock issuance costs          183,130
        Other                                   34,338
                                             ---------
                   Total                       606,720

        Less accumulated amortization         (100,040)
                                             ---------
        Other assets - net                   $ 506,680
                                             =========

6.   LONG-TERM DEBT

     Long-term debt at June 30, 1998 consists of the following:

        Mortgage note dated April 12, 1996, renegotiated in 1997.  Monthly interest only payments at the rate of 9%, 10%, and 11% for the first
         three years increasing to 12% until maturity in 2002.                       $1,665,400
        Bank line of credit agreement, dated January 28, 1997.  Monthly interest only payments at the rate of .5% in excess of the prime rate of
         Citibank, N.A. (9% at December 31, 1997), maturing December 23,
         1998, guaranteed by the Company's Chairman of the Board.                     1,335,000
        Bank line of credit agreement, dated July 15, 1997.  Monthly interest only payments at 1% over the Vintage Bank borrowing rate (9.5% at
         December 31, 1997), borrowings collateralized by accounts receivable, inventory, supplies, and general intangibles, principal due and payable
         no later than November 15, 1998                                                199,000
        Promissory note, dated March 2, 1998.  Quarterly principal and interest
         payments at 6%, maturing January 1, 1999, guaranteed by the Company             50,000
                                                                                     ----------

                   Total                                                             $3,249,400

        Less current portion                                                          1,584,000
                                                                                     ----------

        Long-term portion (matures in 2002)                                          $1,665,400
                                                                                     ==========

7.   LOANS PAYABLE TO RELATED PARTIES

     Loans payable to related parties of $325,000 at June 30, 1998 consists of $225,000 in interest only (at 9%) notes payable to stockholders, officers and affiliates of the Company. The notes are due on demand. In addition, the Company obtained an additional $100,000 from the Company's Chairman of the Board through a line of credit he has with Comercia Private Banking. The line matures in March 1999 and bears interest at the Bank's Prime.

8.   RELATED PARTY TRANSACTIONS

     Loans Receivable from Stockholders - In 1996, the Company loaned its two principal stockholders each $75,000 from proceeds obtained from three stockholder loans totaling $350,000. These loans receivable are due on demand. In 1997, these stockholder loans were canceled in exchange for the issuance of common stock. One of the receivables from a stockholder who received stock in the exchange was reclassified and shown as a reduction in stockholder's equity in 1997.

     Licensing Rights - The Company has acquired and subsequently renegotiated a License Agreement with Mario Andretti, a Director of the Company, to utilize his name and image in conjunction with the packaging, distribution and promotion of the Company's products. The initial term of the License Agreement was 10 years, and could be extended for two additional terms of 5 years, each at the option of the Company. Pursuant to the License Agreement, Mr. Andretti has agreed to participate in advertising and promotional activities on behalf of the Company including, but not limited to, radio, television and print media advertising spots, trade relations activities and personal appearances. In March 1998, the License Agreement was amended to provide for an indefinite term unless otherwise terminated for cause as described in the License Agreement.

     As compensation for his services under the License Agreement, Mr. Andretti receives a royalty equal to 5% of the gross revenues and sales of all products bearing his name or likeness. As to all other products sold by the Company, Mr. Andretti shall be entitled to the lesser of 2% of Company profits on all other wine sales or $150,000 per year. Licensing fees owed to Mr. Andretti for the six months ended June 30, 1998, and 1997 totaled $13,997 and $11,416, respectively, and $27,281 was payable at June 30, 1998.

     During 1997, Mr. Andretti exchanged $220,000 in royalties due him under the License Agreement and assumed by the Company on the date of acquisition for 660,000 shares of common stock, valued at $.33 per share, which approximated the trading price of the stock at the time of the exchange in December 1997.

     Consulting and Employment Contracts - The Company's Chairman of the Board provides consulting services to the company pursuant to an agreement effective as of January 1, 1997. Compensation for such consulting services in 1997 was $50,000 payable in common stock. The Company has also agreed to pay certain Company Directors $35,000 each for services provided during 1997, payable in common stock. The number of shares of stock to be issued to these Directors is based on the trading price of the stock as of December 31, 1997.

     The Company has a one-year renewable employment contract with its Chief Executive Officer. In addition to his base salary, he was issued 100,000 shares of Company common stock at no cost in 1997. Such shares became fully vested by action of the Board of Directors in 1997.

     In exchange for legal consultation services provided during 1997, a Company Director was issued 100,000 shares of the Company's common stock at no cost in 1997. This Director is under no obligation to continue to provide any additional legal services to the Company in connection with this stock grant.

     The Company has an unwritten agreement with its winemaker, who manages the Company's wine making operations. In addition, to a fixed monthly salary, the winemaker was issued 25,000 shares of the Company's common stock at no cost in 1997.

     There was no stock compensation cost recognized pursuant to these agreements during the six month periods ended June 30, 1998 or 1997.

9.   STOCKHOLDERS' EQUITY

     From March 5, 1996 through November 27, 1996, the Company sold shares of its common stock to certain consultants retained by the Company ("Consultants") as well as to approximately seven investors not affiliated with the Company ("Investors"). Approximately $860,000 was raised from Investors and approximately $500,000 was raised from the Consultants. In December 1996, the Company management was replaced in connection with the acquisition of stock by two major stockholders. The shares sold by former management were not registered, but, according to Company records, sales to Investors were made pursuant to the registration exemption afforded by Rule 504 under Regulation D adopted by the Securities Exchange Commission ("SEC") pursuant to the Securities Act of 1933 (the "Act"). Although Company records are not clear with respect to the sale of securities to Consultants, the Company believes that such sales may have been made pursuant to the exemption afforded by Rule 701 adopted by the SEC pursuant to the Act.

     Rule 504 exempts an offering of securities from federal registration requirements if an issuer meets certain requirements including, among other things, that (1) the offering does not exceed $1,000,000 within a 12-month period (less sales of certain other exempt securities but not including sales pursuant to Rule 701); and (2) the issuer is not a reporting company pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 701 provides an exemption from the registration provisions under the Act for sales of securities to, among others, consultants of an issuer if, among other things, the issuer is not a reporting company; aggregate sales do not exceed the greater of $500,000 or 15% of the outstanding common stock of the issuer; and sales are made pursuant to a plan or an agreement with the consultant. Company records indicate that approximately $500,000 in securities were sold to Consultants during the period in question. This amount did not exceed the 15% limitation required by Rule 701. In addition, sales to the Consultants were pursuant to a consulting and stock option agreement between the Company and the Consultants dated March 10, 1996.

     With respect to the Rule 504 offering, no Form D was filed with the SEC. The primary effect of failure to file this form would not necessarily be to invalidate the offering. Such failure may prevent the Company from using certain exemptions for an indefinite time in the future. In connection with the sales pursuant to Section 701, such securities are restricted and cannot be resold by a party without an applicable exemption from registration. Company stock records indicate that many of the shares of stock sold to the Consultants were in fact resold shortly after the initial sale to such persons. As a result, the exemption afforded by Rule 701 may not be available for those sales. In the event that Rule 701 is not available, such shares would have been issued without registration and without an applicable exemption therefrom. Such shares would, in turn, be added to the aggregate offering amount pursuant to the Rule 504 offering, thereby increasing the aggregate offering amount under Rule 504 beyond $1,000,000 and therefore potentially invalidating the Rule 504 offering.

     In the event that the entire offering is found to be invalid as a result of the failure to qualify for an applicable exemption from registration under the Act, the sale of such securities would violate Section 12(a) of the Act. Section 12(a)(1) of the Act provides that any person who offers or sells a security in violation of Section 5 [Registration Provisions of the Act] is liable to the person purchasing such security, for an amount equal to the consideration paid for such security together with interest thereon. Pursuant to Section 13 of the Act, no action may be brought to enforce a liability under Section 12(a)(1) unless such action is brought within one (1) year after the violation upon which it is based. Since the last sale of the securities occurred on November 19, 1996, the statute of limitations with respect to any registration violations terminated on November 19, 1997.

     Additionally, Section 12(a)(2) of the Act prohibits the use of a prospectus or oral communication which includes an untrue statement of material fact or omits to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. As in the case of a violation of 12(a)(1), in the event of a violation of 12(a)(2), a purchaser would be entitled to seek the consideration for his or her investment plus interest thereon. Such an action must be brought within one (1) year of the date Purchaser discovered any untrue statement or possible omission (or should have been discovered by the exercise of reasonable diligence) but in no event beyond three (3) years after the sale. It is unclear from Company records what information was given to Purchasers of the stock. However, management believes that a business plan was prepared and was distributed. A copy of the business plan is not available from the Company. Moreover, the Company did have information in the marketplace pursuant to Rule 15c-2-11 under the Exchange Act. Since it cannot be determined what information was provided each investor, no determination can be made as to whether the information provided an investor was misleading or whether any material information was omitted. However, no investor or Consultant has instituted any action against the Company nor has any such threat been communicated to the Company. In connection with any securities offering, a threat always exists that a purchaser can bring an action under Section 12(a)(2) alleging that the information (whether written or oral) provided to such investor is misleading or omits to state a material fact. However, in absence of any shareholder complaints nor any evidence that misleading information was provided to an investor, management believes the Company has no current liability under Section 12(a)(2).

     Based on the Company's records, compliance with applicable state securities laws is unclear. However, to the extent sales were made in the State of California, it does not appear that any applicable exemption from registration has been satisfied. In the event that the Company is found to have violated the registration provisions of the California securities laws, any action must be brought within two years after the violation or one year after the discovery of the facts constituting such violation. Notwithstanding the Company's possible exposure under California securities laws, the Company believes that each of the Consultants who acquired their shares in the Company are no longer shareholders and are believed to have sold their stock at or above the prices at which they were acquired. As to the other investors who purchased stock in the Company, most are believed to have sold their shares and the remaining purchasers are not believed to be California residents or entities.

     In addition to investor actions, there is an issue as to potential penalties the Company could incur either from the SEC or from an applicable state regulatory agency. In this regard, various exemptions from registration adopted by the SEC as well as by various states do provide that such exemptions may be unavailable to companies as a result of prior violations of securities laws and for financial penalties. However, in most cases, such prohibitions can be waived upon application by the Company for good cause. In this case, since each of the potential violations alleged to have occurred happened under former management and since current management has endeavored to comply with the securities laws, management believes that the Company would not be prohibited from use of various exemptive provisions under applicable federal and state laws. Moreover, since the individuals who were responsible for any securities violations are no longer within the Company, there may be strong credible arguments that no financial penalties should be imposed on a Company for any violations.

     There is no financial civil liability under the Act. Under California law, a $2,500 fine can be imposed for any violation. The full financial impact which may result from these potential violations is unknown at this time but could include actions requiring the Company to return funds to certain stockholders, along with interest and brokerage fees.

     In January 1998, the Company's shareholders approved an amendment to the Company's Articles of Incorporation to authorize the issuance of up to 1,600,000 shares of Series A, 6% preferred stock and up to 10,000,000 shares of an additional class of preferred stock in contemplation of the Company's planned public stock offering in 1998. In addition, the shareholders approved the Company's adoption of an incentive stock option plan and a nonqualified stock option plan. Pursuant to these plans, 42,500 options, exercisable at $.25 per share, were granted to certain employees on January 13, 1998. These options are exercisable through January 13, 2008. During the three months ended June 30, 1998, 5,000 of these shares were forfeited.

10.  INCOME TAXES

     Deferred tax assets and liabilities at June 30, 1998 are as follows:

        Assets:
          Operating loss carryforwards                                        $ 788,145
          Inventory costs                                                        33,984
          Intangibles                                                            18,841
          Other                                                                   1,154
          Valuation allowance                                                  (760,680)
                                                                              ---------

                  Total                                                          81,363
                                                                              ---------
        Liabilities:
          Accelerated depreciation                                              (23,968)
          Other                                                                 (57,395)
                                                                              ---------
                  Total                                                          81,363
                                                                              ---------
        Deferred tax assets - net                                             $      --
                                                                              =========

     Due to current and expected future operating losses, a valuation allowance equal to the net deferred tax assets has been recorded as of June 30, 1998 as it is more likely than not that such net deferred tax assets will not be realized.

     The provision for income taxes for the six months ended June 30, 1998 and 1997 is as follows:

                                                                             1998     1997

        Current - state                                                     $800      $800
        Deferred                                                              --        --
                                                                            ----      ----
        Total                                                               $800      $800
                                                                            ====      ====

     A reconciliation of the statutory federal income tax rate with the Company's effective income tax rate is as follows:

                                                                                     1998     1997

        Statutory rate                                                                34%      34%
        State income taxes, net of federal benefit                                     5        5
        Other                                                                         --        2
        Valuation allowance                                                          (39)     (41)
                                                                                     ---      ---

        Effective tax rate                                                             0%       0%
                                                                                     ===      ===

     As of December 31, 1997, the Company had federal net operating loss carryforwards which expire in taxable years ended December 31 as follows:

        2011                                                                          $  716,678
        2012
                                                                                         733,279
                                                                                      ----------
        Total                                                                         $1,449,957
                                                                                      ==========

     The net operating loss carryforwards do not include the losses generated through June 30, 1998. To the extent the Company incurs a tax loss for the year ending December 31, 1998, such amount would represent additional net operating loss carryforwards which would expire in 2013.

11.  LEGAL PROCEEDINGS

     During the six months ended June 30, 1998, certain prior claims against the Company were dismissed, or settled. Amounts provided in the prior two years for these matters were adequate to cover the settlement amounts and related legal costs and no additional amounts were expensed during the period.

     A shareholder made a claim for approximately 500,000 shares allegedly due him in exchange for cash payments made and services provided to the Company. The Company disputed the claim alleging that a substantial portion of the proceeds allegedly paid to the Company were never received.

     Subsequent to June 30, 1998, the claim was settled for 200,000 shares of common stock. An accrued liability of $84,400 was recorded as of June 30, 1998 based on the trading price of the stock on the date of settlement.

12.  CONTINGENCIES

     In March 1998, the Company entered into subscription agreements to sell five Units, each consisting of a $10,000 promissory note and 10,000 shares of the Company's Series A Preferred Stock for consideration of $10,000 per Unit. The Company had a period of 30 days to redeem the units at cost should the Company's proposed offering fail to occur prior to August 25, 1998. This right was not exercised by the Company. Issuance of these shares of Preferred Stock is also contingent upon the Company obtaining approval from the NASD in connection with the Company's proposed public offering (see Note 2). These shares were sold at a substantial discount from the proposed offering price of $10 per share. In October 1998, the Company received preliminary NASD approval to issue these shares of preferred stock subject to a "lock-up" provision which restricts the Unit holder's rights to sell these shares until 13 months after the effective date of the proposed offering. Upon completion of the

     Company's proposed offering, a non-cash charge to earnings will be recognized for the value of these restricted shares. The registration of these shares in addition to the 500,000 shares being offered pursuant to the Company's proposed public offering will result in a substantial decrease in the liquidation value available to existing shareholders and potential shareholders.

                                    ******

                                  EXHIBIT A

                        DESCRIPTION OF PREFERRED STOCK

I. Series A 6% Preferred Stock. The Corporation shall have the authority to issue one million six hundred thousand (1,600,000) shares of Series A 6% Preferred Stock each having a par value of one-tenth of one cent ($0.001). A statement of all or any of the relative rights, preferences and limitations of the shares of the Series A 6% Preferred Stock is as follows:

         A. Dividends. The holders of the Series A 6% Preferred Stock are entitled to and shall receive Dividends as follows:

                  Cumulative, annual dividends at the rate of six percent (6%) per annum, payable on or before January 30 of each year that any Series A 6% Preferred Stock shall be outstanding. The Corporation will pay Dividends to the person who is the holder of record on the preceding December 31. Dividends shall begin to accrue on the date a written subscription for shares of Series A 6% Preferred Stock is accepted by the Corporation. The Dividend shall be payable in additional shares of Series A 6% Preferred Stock only.

         B.       Redemption.

         (1) The Corporation may, at any time and at the option of the Board of Directors, and subject to the approval of the holders of a majority of the issued and outstanding shares of Series A 6% Preferred Stock, redeem all or part of the outstanding shares of the Series A 6% Preferred Stock for such consideration as the Company and the holders of Series A 6% Preferred Stock may agree (the "Redemption Price"). The Corporation shall give written notice by mail, postage prepaid, to the holders of the Series A 6% Preferred Stock to be redeemed at least sixty (60) days prior to the date specified for redemption (the "Redemption Date"). Such notice shall be addressed to each such shareholder at the address of such holder appearing on the books of the Corporation or given by such holder to the Corporation for the purpose of notice, or if no such address appears or is so given, at the place where the principal office of the Corporation is located. Such notice shall state the proposed Redemption Date, the Redemption Price and the number of shares of Series A 6% Preferred Stock of such holder proposed to be redeemed and the date, time and place of a meeting of the holders of the Series A 6% Preferred Stock for purposes of approving such redemption, which date shall be no less than twenty (20) days following the mailing of the notice. On or after the Redemption Date, if such redemption is approved by the holders of the Series A 6% Preferred Stock in the manner specified herein, each holder of shares of Series A 6% Preferred Stock called for redemption shall surrender the certificate evidencing such shares to the Corporation at the place designated in such notice and shall thereupon be entitled to receive payment of the Redemption Price. If less than all of the outstanding shares of Series A 6% Preferred Stock are to be redeemed, then the Corporation shall redeem a pro rata portion from each holder of Series A 6% Preferred Stock according to the respective number of shares of Series A 6% Preferred Stock held by such holder.

         (2) From and after the Redemption Date (unless default shall be made by the Corporation in duly paying the Redemption Price in which case all the rights of the holders of such shares shall continue) the holders of the shares of the Series A 6% Preferred Stock called for redemption shall cease to have any rights as stockholders of the Corporation except the right to receive, without interest, the Redemption Price thereof upon surrender of certificates representing the shares of Series A 6% Preferred Stock, and such shares shall not thereafter be transferred (except with the consent of the Corporation) on the books of the Corporation and shall not be deemed outstanding for any purpose whatsoever. Any money deposited for the redemption of shares of Series A 6% Preferred Stock thereafter converted shall be returned to the Corporation upon such conversion. Any money so deposited which is unclaimed by a holder of Series A 6% Preferred Stock for two (2) years after the Redemption Date thereof shall be returned to this Corporation.

         (3) There shall be no redemption of any shares of Series A 6% Preferred Stock of the Corporation where such action would be in violation of applicable law.

         C.       Liquidation.

         (1) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the holders of shares of the Series A 6% Preferred Stock then outstanding shall be entitled to be paid, out of the assets of the Company available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment shall be made in respect of the Company's Common Stock an amount equal to ten dollars ($10.00) per share, plus all accumulated but unpaid dividends thereon to the date fixed for distribution. After setting apart or paying in full the preferential amounts due the holders of the Series A 6% Preferred Stock, the remaining assets of the Company available for distribution to stockholders, if any, shall be distributed exclusively to the holders of Common Stock, each such issued and outstanding share of Common Stock entitling the holder thereof to receive an equal proportion of said remaining assets. If upon liquidation, dissolution, or winding up of the Company, the assets of the Company available for distribution to its shareholders shall be insufficient to pay the holders of the Series A 6% Preferred Stock the full amounts to which they respectively shall be entitled, the holders of the Series A 6% Preferred Stock shall share ratably in any distribution of assets according to the respective amounts which would be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to said shares were paid in full.

         (2) In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, the Corporation shall within ten (10) days after the date the Board of Directors approves such action, or within twenty
                  (20) days prior to any shareholder's meeting called to approve such action, or within twenty (20) days after the commencement of any involuntary proceeding, whichever is earlier, give each holder of shares of Series A 6% Preferred Stock initial written notice of the proposed action. Such initial written notice shall describe the material terms and conditions of such proposed action, including a description of the stock, cash, and property to be received by the holders of shares of Series A 6% Preferred Stock upon consummation of the proposed action, and the date of delivery thereof. If any material change in the facts set forth in the initial notice shall occur, the Corporation shall promptly given written notice to each holder of shares of Series A 6% Preferred Stock of such material change.

                  The Corporation shall not consummate any voluntary or involuntary liquidation, dissolution, or winding up of the Corporation before the expiration of thirty (30) days after the mailing of the initial notice or ten (10) days after the mailing of any subsequent written notice, whichever is later.

         (3) In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the Corporation shall promptly engage competent independent appraisers to determine the value of the assets to be distributed to the holders of shares of Series A 6% Preferred Stock and the holders of shares of Common Stock (it being understood that with respect to the valuation of securities, the Corporation shall engage such appraiser as shall be approved by the holders of a majority of shares of the Corporation's outstanding Series A 6% Preferred Stock). The Corporation shall, upon receipt of such appraiser's valuation, give prompt written notice to each holder of shares of Series A 6% Preferred Stock of the appraiser's valuation.

         D. Voting. Except as otherwise expressly provided herein or in the Nevada Revised Statutes, the holders of the Series A 6% Preferred Stock shall have no voting powers and no holder thereof shall be entitled to receive notice of any meeting of the shareholders.

         E. Seniority. The dividend and liquidation rights of the Series A 6% Preferred Stock shall be senior and superior to those of the Common Stock. Unless and until all accumulated but unpaid dividends on the Series A 6% Preferred Stock shall be paid in full, (a) no cash or stock dividends, or other distributions of any kind, may be paid or declared or set aside for payment upon the Common Stock, and (b) the Company may not redeem, purchase, or otherwise acquire any shares of Common Stock, for any consideration whatsoever.

II. Additional Preferred Stock. The Corporation shall have the authority to issue ten million (10,000,000) shares of Additional Preferred Stock each having a par value of one-tenth of one cent ($0.001). The Directors shall have the power to designate the Additional Preferred Stock as being of one or more series, to issue any such series, to fix the terms, preferences, voting powers, restrictions and qualifications of any such series, and, without limiting the generality of the foregoing, to fix, as to each series: (a) the designation of the series and the number of the shares to constitute the series, which number of shares may, from time to time, be increased (except as otherwise provided by resolution of the Board of Directors providing for the issue of the series) or decreased (to a number not less than the number of shares then outstanding) by resolution of the Board of Directors; (b) the dividend rate of the series, the conditions and dates upon which the dividends shall be payable, the relation which the dividend shall bear to the dividends payable on any other class or on any other series of any class of shares, and whether the dividend shall be cumulative or non-cumulative; (c) whether the shares of the series shall be redeemable by the Company and, if subject to redemption, the times, prices and other terms and conditions of the redemption and whether shares which have been redeemed may be reissued or must be canceled; (d) the terms and amount of any sinking fund provided for the purchase or redemption of the shares of the series; (e) whether or not the shares of the series shall be convertible into or exchangeable for shares of any other class or any other series of any other class of shares of the Company, and, if provision is made for conversion or exchange, the times, prices, rates of exchange, adjustment and other terms and conditions of the conversion or exchange; (f) the extent of the voting powers, if any, including shares entitled to more than one vote per share, of the shares of the series; (g) whether, and if so the extent to which, shares of the series may participate with the Common Shares or with any other series in any other dividends in excess of the preferential dividend fixed for shares of the series; (h) the rights of the holders of shares of the series upon the dissolution of, or upon the distribution of the assets of, the Company, and whether, and if so the extent to which, shares of a series may participate with the Common Shares or with any other series in any dissolution of, or upon the distribution of the assets of, the Company, in excess of the preferential amount fixed per shares of a series; and (i) any other preferences and any relative optional or other special rights, and any qualifications, limitations or restrictions of the preferences or rights of shares of the series.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                              TABLE OF CONTENTS


THE COMPANY................................................................. 4

RISK FACTORS................................................................ 4

BUSINESS AND PROPERTIES.....................................................10

     OFFERING PRICE FACTORS.................................................21

     USE OF PROCEEDS........................................................22

      CAPITALIZATION........................................................24

      DESCRIPTION OF SECURITIES.............................................25

      PLAN OF DISTRIBUTION..................................................25

      DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS..............................27

      OFFICERS AND KEY PERSONNEL OF THE COMPANY.............................27

      DIRECTORS OF THE COMPANY..............................................28

      PRINCIPAL STOCKHOLDERS................................................30

      MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION...............31

      LITIGATION............................................................34

      LEGAL MATTERS.........................................................34

      FEDERAL TAX ASPECTS...................................................34

      MISCELLANEOUS FACTORS.................................................35

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
      CERTAIN RELEVANT FACTORS..............................................36

     CONSOLIDATED FINANCIAL STATEMENTS.................................... F-1

     EXHIBITS:

           A - Description of Preferred Stock

     THIS PROSPECTUS CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS PROSPECTUS.

             This Prospectus, together with Financial Statements and other Attachments, consists of a total of pages.

         UNTIL______________ , 1998, ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALER=S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                   PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 1.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 78.751 of the Nevada Revised Statutes provides for the indemnification of officers, directors, and other corporate agents for actions taken by reason of the fact that such person is or was an officer, director or other corporate agent, if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to the best interests of the Corporation and had no reasonable cause to believe such conduct was unlawful. These terms are sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
Article XI of the Company's Certificate of Incorporation (Exhibit 2.2 hereto) and Article IV, Section 10 of the Company's Bylaws (Exhibit 2.3 hereto) provide for indemnification of the Company's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Nevada Revised Statutes.

The Underwriting Agreement (Exhibit 1) provides for indemnification by the Underwriters of the Company, its directors and officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 2. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various expenses expected to be incurred by the Company in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except for the Securities and Exchange Commission registration fee, and the National Association of Securities Dealers, Inc. filing fee.


                                                                             PAYABLE BY
                                                                                COMPANY
                                                                             ----------
SEC registration fee .......................................................   $  2,950
National Association of Securities Dealers, Inc. filing fee ................      1,500
Blue Sky fees and expenses .................................................     25,000
Accounting fees and expenses ...............................................     50,000
Legal fees and expenses ....................................................    150,000
Printing and engraving expenses ............................................     20,000
Registrar and Transfer Agent's fees ........................................      2,000
Miscellaneous fees and expenses ............................................      5,000
                                                                               --------
Total ......................................................................   $256,450
                                                                               ========

Item 3.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Company hereby undertakes that it will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denomination and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (a) To include any Prospectus required by Section 10(a)(3) of The Securities Act of 1933;

         (b) To reflect in any Prospectus any facts or events which, individually or together represent a fundamental change in information in the Registration Statement; and

         (c) To include any additional or changed material information on the Plan of Distribution.

(2) For determining liability under The Securities Act of 1933, to treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3) To file a post-effective amendment to renew from registration any of the securities that remain unsold at the end of the Offering.

Item 4. UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR

Since March 1997, the issuer has sold and issued the following unregistered securities:


(a) In February 1998, the Company issued 500,000 shares of preferred stock in connection with bridge loan financing provided by a single investor who has no presence in the United States. This investor is Colin Frank Riseam. The Company relied on the exemption provided by
         Section 4(2) of the Act. Mr. Riseam is an accredited investor as that term is defined in Section 2(15) of the Act.


(b) In December 1997, three investors who previously contributed an aggregate of $350,000 to the Company in exchange for yet to be authorized class of preferred stock elected to acquire common stock of the Company in lieu of the preferred stock in order to facilitate this offering. Three investors, Joseph Antonini, Bruce Williams (each of which is a director of the Company) and Carl Haas, an associate of Messrs. Antonini and Mario Andretti received an aggregate of 1,050,000 shares of the common stock of the Company. The Company relied on the exemption provided by Section 4(2) of the Act.

(c) In December 1997, Mario Andretti, a director of the Corporation, exchanged $220,000 of royalties due and payable to him for 660,000 shares of common stock in the Company. The Company relied on the exemption provided by Section 4(2) of the Act.


(d) In 1997, securities were issued to John Caponigro, Mack Jennings and Robert Pepi without consideration and without deduction from any compensation under any employment or other agreement. To the extent that any of the shares could be deemed issued in exchange for services, the Company relied on the exemption provided by Section 4(2) of the Act. Mr. Jennings received one hundred thousand (100,000) shares of Common Stock which were valued at $.58 per share. These were granted to Mr. Jennings as an inducement to become the chief executive officer of the Company. Mr. Caponigro received one hundred thousand (100,000) shares of Common Stock valued at $.27 per share in exchange for legal consulting services performed on behalf of the Company. Finally, Mr. Pepi was granted twenty-five thousand (25,000) shares valued at $.27 per share as partial consideration for services performed as the Company's winemaker.

The recipients of the above-described securities received certificates which are restricted as to sale. All recipients had adequate access, through employment or other relationships, to information about the Company.

Item 5. INDEX TO EXHIBITS

EXHIBIT
NUMBER                              DESCRIPTION OF DOCUMENT


      1.                   Form of Underwriters Agreement and
                           Warrant Agreement (New)


      2.1*                 Certificate of Incorporation

      2.2* Certificate of Amendment to Articles of Incorporation as filed with the Secretary of State of the State of Nevada on May 4, 1995, December 15, 1995 and February 12, 1998.

     2.3*                  Bylaws of the Company as amended to date.

     3.*                   Form of Preferred Stock Certificate

     6.1*                  License Agreement Between Mario Andretti and the
                           Company

     6.2* Note and Mortgage dated April 12, 1996 by and between the Company and Bar K, Inc. in connection with the acquisition of the Company's winery

     6.3* Line of Credit Agreement by and between the Company and Vintage Bank


     6.3.1 Amendment to Line of Credit Agreement by and between the Company and Vintage Bank



     6.4* Line of Credit Agreement between the Company and Bank of Bloomfield Hills, Michigan

     6.5*                  Promissory Note on the Company in favor of Mack
                           Jennings


     6.5.1                 Second Promissory Note in favor of Mack Jennings

     6.6*                  Promissory Note in favor of Robert Pepi

     6.7*                  Two (2) Promissory Notes in favor of Mario
                           Andretti


     6.7.1                 Third Promissory Note in favor of Mario Andretti


     6.8*                  Promissory Note in favor of Sports Management
                           Network, Inc.


     6.8.1                 Second Promissory Note in favor of Sports
                           Management Network, Inc.


     6.10* Promissory Note and Registration Rights Agreement in favor of Colin Frank Riseam


     6.10.1 Lock-Up Agreement between Colin Frank Riseam, AWG, Ltd. and Klein, Maus and Shire, Inc.


     6.11*                 Employment Agreement by and between AWG, Ltd. and
                           Mack Jennings

     6.12* Amendment to Employment Agreement by and between AWG, Ltd. and Mack Jennings

     6.13*                 AWG, Ltd. Incentive Stock Option Plan (ISO Plan)

     6.14*                 Form of Incentive Stock Option Agreement under the
                           ISO Plan

     6.15*                 AWG, Ltd. Non-Qualified Stock Option Plan
                           (ANon-Qualified Plan")


    6.16                   Promissory Note in favor of Joseph Antonini

    6.17                   Loan Commitment from Comerica Bank


   10.1                    Consent of Deloitte and Touche, LLP

   10.2 Consent of Jackier, Gould, Bean, Upfal & Eizelman (contained in Legal Opinion filed as Exhibit 11)

   10.3                    Consent of Underwriter

   11.*                    Legal Opinion of Jackier, Gould, Bean, Upfal &
                           Eizelman

   27.*                    Financial Data Schedule Required By Item
                           601(b)(27) of Regulation S-B

         *        previously filed

Item 6.  DESCRIPTION OF EXHIBITS

            See Item 5.


In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements of filing Form SB-1 and authorizes this Amendment to Registration Statement to be signed on its behalf by the undersigned in the City of Napa, State of California on November 4, 1998.


                                              AWG, LTD.


                                              By:/s/ Mack Jennings
                                                   Mack Jennings
                                                   Its: President


In accordance with the requirements of the Securities Act of 1933, this Amendment to Registration Statement was signed by the following persons in the capacities and on the dates stated:


NAME                TITLE                              DATE

Joseph Antonini
Joseph Antonini     Chairman of the Board              November 4, 1998


Mario Andretti      Vice Chairman of the Board

Mack Jennings
Mack Jennings       President, Chief Executive
                         Officer (Its Principal Executive
                         Officer; Principal Financial
                         Officer and Principal
                         Accounting Officer) and
                         Director                      November 4, 1998


Bruce Williams      Director


John Caponigro
John Caponigro      Secretary, General Counsel
                      and Director                    November 4, 1998

                              INDEX TO EXHIBITS

EXHIBIT
NUMBER                    DESCRIPTION OF DOCUMENT
-------                   -----------------------

    1.             Form of Underwriters Agreement and Warrant Agreement

    6.3.1 Amendment to Line of Credit Agreement by and between the Company and Vintage Bank

    6.5.1          Second Promissory Note in favor of Mack Jennings

    6.7.1          Third Promissory Note in favor of Mario Andretti

    6.8.1          Second Promissory Note in favor of Sports Management
                   Network, Inc.

    6.10.1         Lock-Up Agreement between Colin Frank Riseam, AWG, Ltd.
                   and Klein, Maus and Shire, Inc.

    6.16           Promissory Note in favor of Joseph Antonini

    6.17           Loan Commitment from Comerica Bank

   10.1            Consent of Deloitte & Touche